UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the period ended 30 June 2023
Commission File Number 001-14642

ING Groep N.V.

Bijlmerdreef 106
1102 CT Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
[ ]

This Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form S-8 (Nos. 333-92220, 333-81564, 333-108833, 333-125075, 333-137354, 333-149631, 333-158154, 333-158155, 333-165591, 333-168020, 333-172919, 333-172920, 333-172921 and 333-215535) and in the registration statement on Form F-3 (No. 333-266516) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

ING Group

Condensed consolidated interim financial information for the six month period ended 30 June 2023 on Form 6-K

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Presentation of information
The condensed consolidated interim financial statements included in this report on Form 6-K are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as adopted by the International Accounting Standards Board (‘IFRS-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s Annual Report on Form 20-F for the year ended 31 December 2022 (the “2022 Form 20-F”).
In this report, and unless otherwise stated or the context otherwise dictates, references to "ING Groep N.V.", "ING Groep" and "ING Group" refer to ING Groep N.V. and references to "ING", the "Company", the "Group", "we" and "us" refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.'s primary banking subsidiary is ING Bank N.V. (together with its consolidated subsidiaries, "ING Bank"). References to "Executive Board" and "Supervisory Board" refer to the Executive Board or Supervisory Board of ING Groep N.V., respectively.
ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.
ING prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained herein. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation and determination of results’ in the consolidated financial statements. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2023 ING Group Condensed consolidated interim financial statements, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (IFRS-EU).
IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges)
in accordance with the EU “carve-out” version of IAS 39. Under the EU “IAS 39 carve-out”, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and hedge ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. IFRS-IASB financial information is prepared by reversing the hedge accounting impacts that are applied under the EU “carve-out”’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that, had ING Group applied IFRS-IASB as its primary accounting framework, it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this report.
Other than for the purpose of SEC reporting, ING Group intends to continue to prepare its Financial Statements under IFRS-EU. For a reconciliation between IFRS-EU and IFRS-IASB as of and for the years ended 31 December 2022, 2021 and 2020, see Note 1.2.2 to the consolidated financial statements contained in the 2022 Form 20-F. For a reconciliation between IFRS-EU and IFRS-IASB as of and for the six months ended 30 June 2023, see Note 1 ‘Basis of preparation and significant changes in the current reporting period’ in this report.
Certain amounts set forth herein, such as percentages, may not sum due to rounding.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation,
▪changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures
▪ongoing and residual effects of the Covid-19 pandemic and related response measures on economic conditions in countries in which ING operates
▪changes affecting interest rate levels
▪any default of a major market participant and related market disruption
▪changes in performance of financial markets, including in Europe and developing markets
▪fiscal uncertainty in Europe and the United States
▪discontinuation of or changes in ‘benchmark’ indices
▪inflation and deflation in our principal markets
▪changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness
▪failures of banks falling under the scope of state compensation schemes
▪non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof
▪geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures
▪legal and regulatory risks in certain countries with less developed legal and regulatory frameworks

▪prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group)
▪ING’s ability to meet minimum capital and other prudential regulatory requirements
▪changes in regulation of US commodities and derivatives businesses of ING and its customers
▪application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities
▪outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues
▪changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA
▪operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business
▪risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy
▪changes in general competitive factors, including ability to increase or maintain market share
▪inability to protect our intellectual property and infringement claims by third parties
▪inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties
▪changes in credit ratings
▪business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters, including data gathering and reporting
▪inability to attract and retain key personnel
▪future liabilities under defined benefit retirement plans
▪failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines
▪changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and
▪the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ing.com.
This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.
Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Contents
Interim report

Introduction	7
ING Group consolidated results	7

Risk Management

Risk management	12
Credit risk	13
Market risk	23
Other risks and uncertainties	25
Condensed consolidated interim financial statements
Notes to the Condensed consolidated interim financial statements

1 Basis of preparation and significant changes in the current reporting period	33
2 Financial assets at fair value through profit or loss	35
3 Financial assets at fair value through other comprehensive income	36
4 Securities at amortised cost	37
5 Loans and advances to customers	38
6 Investment in associates and joint ventures	38
7 Deposits from banks	38
Additional notes to the Condensed consolidated interim financial statements

19 Segments	44
20 Fair value of assets and liabilities	50
21 Legal proceedings	58
22 Capital management	60
23 Subsequent events	61

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Interim report
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING is: empowering people to stay a step ahead in life and in business. ING’s more than 59,000 employees offer retail and wholesale banking services to customers in over 40 countries. The group consists of ING Groep N.V., ING Bank N.V. and other group entities.
ING Group consolidated results
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive Board and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. ING prepares its results filed with SEC in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany, Wholesale Banking Rest of World and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The breakdown of net result by segment is included in Note 19 ‘Segments’.
Consolidated results of operations
In the first half of 2023, ING’s IFRS-IASB net result declined to €3,206 million, or -58.6%, compared with €7,745 million in the same period of 2022. In the first six months of 2023, the result included a negative adjustment of the EU ‘IAS 39 carve-out’ of €540 million, compared with €6,139 million positive in the first half of 2022 due to reversing the impact of applying the EU ‘IAS 39 carve-out’. The negative adjustment due to reversing the impact of applying the EU ‘IAS 39 carve-out’ in the first six months of 2023 is mainly driven by negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and deposits portfolios due to a decrease in long-term interest rates during 2023. As no fair value hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB, the net negative fair value changes of the derivatives are not offset by net positive fair value changes on the hedged items (mortgages and deposits).
ING’s IFRS-EU net result in the first half of 2023 was €3,746 million compared with €1,606 million in the same period of 2022. The result before tax rose sharply to €5,379 million from €2,411 million in the first half of 2022. The increase reflected strong income growth and low risk costs. The effective tax rate was 28.5% compared with 30.0% in the first half of 2022. The lower tax rate was mainly caused by a tax refund in Spain and lower non-deductible expenses in Türkiye.
Total income increased 22.0%, particularly driven by Retail Banking and the cash management activities within Wholesale Banking, reflecting the current interest rate environment. In 2023, income included €-75 million impact from hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29), while the prior year had included a €-231 million hyperinflation impact, a €150 million impairment on ING’s equity stake in TTB, as well as a €158 million Targeted Longer-Term Refinancing Operations (TLTRO) benefit.
Net interest income increased by €1,193 million, or 17.3%, to €8,073 million in the first six months of 2023. This was supported by a strong increase of interest margins on liabilities, combined with growth in customer deposits, while the previous year had included a €158 million TLTRO benefit. Net interest income from mortgages decreased due to lower margins, reflecting higher funding costs. Net interest income on other customer lending declined compared with the previous year, as higher average volumes could not compensate for lower margins. Treasury benefited from favourable market opportunities through money market- and FX transactions in the first half of 2023. These activities had an impact on net interest income of €-459 million, which was more than offset by €528 million in other income. For Financial Markets, rising rates led to higher funding costs resulting in a reduction in interest income. This was partly offset by increased other income from rising rates related to opposite positions. ING’s overall net interest margin, which is defined as net interest income divided by the average balance sheet total, increased by 20 basis points to 1.57%, from 1.37% in the first half of 2022.
Net fee and commission income decreased 0.8% to €1,807 million from €1,822 million a year earlier. In Retail Banking, net fee and commission income declined by €75 million, or 6.2%. This was mainly due to lower fees from investment products and mortgage brokerage, combined with the impact of ING’s exit from

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the French retail market. This was partly offset by increased daily banking fees on the back of higher charges for payment packages and new service fees. Total fee income in Wholesale Banking rose by €64 million, driven by a higher deal flow in Lending and Financial Markets. This was partly offset by lower fee income in Trade & Commodity Finance, reflecting the impact of lower commodity prices.
Total investment and other income increased to €1,445 million from €580 million in the first half of 2022. The sharp increase was mainly the result of a lower hyperinflation accounting impact (€-79 million in the first half of 2023 compared with €-247 million in the prior year), a €150 million impairment on TTB recorded in 2022, and €528 million in 2023 due to the aforementioned Treasury activities (largely offset in net interest income).
Operating expenses increased by €14 million, or 0.2%, to €5,696 million. This included €616 million of regulatory costs, down €247 million on the first half of 2022, mainly due to a lower tariff for the European SRF contribution, while the first half of 2022 had included a €92 million contribution to the Institutional Protection Scheme in Poland. Expenses in the first six months of 2023 included €10 million of incidental cost items related to hyperinflation accounting impacts on expenses in Türkiye, recorded in the Corporate Line. Expenses in the first six months of 2022 had included €159 million of incidental cost items, of which €97 million of restructuring costs in Retail Belgium, €18 million of restructuring provisions recorded in Retail Other, and €11 million hyperinflation impact and €32 million for the impairment of the goodwill allocated to Türkiye recorded in the Corporate Line. Expenses excluding regulatory costs and incidental items increased 8.8%. This was primarily attributable to the impact of high inflation on staff expenses, reflecting indexation and CLA increases across most of our markets. Retail Banking also included higher marketing expenses to invest in further growth of our customer base. These increases were partly offset by savings from our exits in certain retail markets. The cost/income ratio improved to 50.3% from 61.2% in the first half of 2022.
Net additions to loan loss provisions amounted to €250 million, an annualised 8 basis points of average customer lending, which was well below our through-the-cycle average of approximately 25 basis points. Risk costs were significantly lower than in the first half of 2022, when €1,189 million of risk costs had been recognised (an annualised 37 basis points of average customer lending). The prior year period had included €717 million of risk costs associated with our Russia-related exposure, following the Russian invasion in Ukraine, while in the first six months of 2023 a net release of €159 million for our Russian portfolio was recorded, mainly reflecting a decrease in our Russia-related exposure.
Retail Netherlands
Retail Netherlands posted a result before tax of €1,435 million, compared with €1,134 million in the first six months of 2022. This increase was attributable to higher income, partly offset by higher expenses and increased risk costs.
Total income increased by €386 million, or 18.0%, to €2,530 million, compared with €2,144 million in the first half of 2022. Net interest income rose 10.8%, primarily driven by higher liability margins. This more than offset lower Treasury-related interest income that was compensated by higher other income, reflecting activities to benefit from favourable market opportunities through money market- and FX transactions in the first half of 2023. Furthermore, interest result from lending products declined due to lower margins. Net core lending growth in the first half of 2023 (which excludes Treasury products and a €0.2 billion decline in the WUB run-off portfolio) was €0.9 billion, as €1.2 billion of higher residential mortgage volumes more than compensated for a €0.3 billion decline in other lending. Net core deposits (excluding Treasury) declined by €0.9 billion. Net fee and commission income rose by €38 million, or 8.8%, predominantly in daily banking. This was supported by an increase in fees for payment packages per 1 January 2023 and new service fees for business banking, introduced in 2022. Investment and other income was €188 million higher, driven by higher other income in Treasury.
Operating expenses increased by €38 million, or 3.7%, to €1,053 million. This included €35 million lower regulatory costs. Expenses excluding regulatory costs rose by €73 million, or 8.4%, mainly due to higher staff expenses (including an accrual for the new CLA) and restructuring provisions.
Net additions to loan loss provisions amounted to €42 million, equivalent to 5 basis points of average customer lending. Risk costs were mainly related to model adjustments in the mortgage portfolio. In the first half of 2022, a net release from loan loss provisions of €6 million had been recorded, including net releases in both the business lending and the mortgage portfolio.
Retail Belgium
Retail Belgium, which includes Luxembourg, posted a result before tax of €280 million in the first half of 2023, compared with €164 million in the same period of 2022. The improvement reflected higher income and lower expenses, partly offset by increased risk costs.
Total income rose by €121 million, or 10.0%, to €1,330 million. Net interest income increased by €176 million, or 21.1%, as higher margins on liabilities more than compensated for lending margin compression due to higher funding costs. Net core lending growth (excluding Treasury) was €1.7 billion in the first half of 2023, almost fully business lending. Net core deposits growth (excluding Treasury) was €0.9 billion. Net fee and commission income declined by €18 million, or 7.0%, mainly due to higher commissions paid to agents and a decrease in commissions on insurance products. Investment and other income decreased by €37 million, mainly due to lower Treasury-related revenues.
Operating expenses declined by €63 million, or 6.2%, to €959 million in the first half of 2023. This was driven by €36 million lower regulatory costs and €97 million of incidental item costs recorded in the first half of 2022. The expense growth excluding regulatory and incidental item costs was mainly due to the impact of automatic salary indexation on staff expenses, and €19 million of restructuring and related costs.

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The net addition to the provision for loan losses increased to €91 million, an annualised 20 basis points of average customer lending, compared with €23 million in the same period of the prior year. The increase was mainly due to model updates for the mortgage and consumer lending portfolios in the first half of 2023.
Retail Germany
Retail Germany recorded a first-half year result before tax of €889 million in 2023, up from €423 million in the same period of 2022, driven by higher income.
Total income increased to €1,543 million, up 46.4% from €1,054 million in the first six months of 2022. Net interest income almost doubled to €1,401 million. This was primarily driven by significantly higher margins on liabilities and, to a lesser extent, also supported by higher interest income from mortgages, reflecting improved margins and higher volumes. Net core lending growth (which excludes Treasury products) was €0.7 billion in the first half of 2023, fully in residential mortgages. Net core deposits (excluding Treasury) grew by €16.8 billion, reflecting successful promotional campaigns to attract new savings. Fee income declined 27.7% to €180 million, due to a lower number of trades in investment products, and lower mortgage brokerage volumes. Investment and other income declined by €139 million, mainly due to lower Treasury-related revenues.
Operating expenses increased by €10 million, or 1.7%, to €605 million in the first half of 2023. This was predominantly due to higher staff expenses related to annual salary increases and investments in business growth, largely offset by lower regulatory costs.
Net additions to loan loss provisions amounted to €49 million (10 basis points of average customer lending) and primarily related to consumer lending, driven by collective provisions and a model update. In the first half of 2022, the net addition had been €36 million, equivalent to 7 basis points.
Retail Other
In the first six months of 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Other to Corporate Line. Comparatives have been adjusted.
Retail Other’s result before tax increased to €686 million from €493 million in the first six months of 2022. This reflected higher income and lower expenses, partly offset by higher risk costs.
Total income increased by €208 million, or 11.1%, to €2,075 million in the first six months of 2023. Net interest income rose 12.2% to €1,668 million and was supported by higher margins on liabilities, notably in Spain and Australia, in a higher interest rate environment. This more than compensated for negative currency impacts and tighter lending margins. Net core lending growth (adjusted for currency effects and Treasury) was €2.2 billion in the first half of 2023, of which €1.5 billion was in residential mortgages, mainly in Australia. Net core deposits growth (excluding Treasury) was €3.8 billion, notably in Spain. Net fee and commission income declined by €26 million, or -9.3%, due to lower fees on investment products, reflecting subdued trading activity and the impact of ING’s exit from the French retail market in 2022. Investment and other income increased by €54 million, reflecting higher revenues from Treasury.
Operating expenses decreased by €50 million, or 4.0%, to €1,215 million in the first half of 2023. This included €116 million lower regulatory costs, mainly because the first half of 2022 had included a €92 million contribution to the new Institutional Protection Scheme in Poland. Expenses in the first half of 2023 included €27 million of legal provisions and €12 million of restructuring provisions compared with €18 million of restructuring provisions in the first half of 2022. Expenses excluding regulatory costs and the aforementioned items rose 4.6%, as the impact of inflationary pressure on staff expenses was partly offset by savings following the discontinuation of our retail activities in France and the Philippines.
The net addition to loan loss provisions increased to €174 million, or 33 basis points of average customer lending, up from €108 million in the comparable period of 2022. This included an addition of €46 million for adjustments to the expected future cash flows of CHF-indexed mortgages in Poland. Next to Poland, an increase year-on-year was mainly visible in Australia, Italy and Spain, while risk costs in Romania declined.
Wholesale Banking
Wholesale Banking posted a result before tax of €2,112 million in the first six months of 2023 compared with €712 million in the same period of the previous year. The increase was driven by income growth and a swing in risk costs, from a large addition in the first six months of 2022, mainly triggered by the Russian invasion in Ukraine, into a net release in the first half of 2023.
Total income increased by €375 million, or 11.5%, to €3,637 million in the first half of 2023, with higher income recorded in all product groups, except Treasury & Other. The increase in income for Lending was mainly supported by higher fee income. Income from Daily Banking & Trade Finance rose 39.4%, primarily driven by Payments and Cash Management, which benefited from normalised interest rates. This was partly offset by lower income from Trade & Commodity Finance, mainly due to lower average commodity prices. Financial Markets income increased, primarily on the back of higher fee income. Treasury & Other income included higher results from liquidity management and higher Corporate Finance fees, which could not entirely offset the positive results from hedge ineffectiveness and high marked-to-market gains from credit default swap positions in the prior year period.
Net interest income decreased by €63 million, or 2.9%, compared with the first six months of 2022, which had included a €72 million TLTRO benefit (nil in 2023). Payments and Cash Management benefited from higher interest rates, while net interest income in Financial Markets declined, mainly reflecting the increased cost of funding (offset in other income). Net core lending declined in the first half of 2023 (excluding currency impacts, Treasury and the Lease run-off portfolio) by €1.8 billion, as a €4.0 billion growth in

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Lending was more than offset by lower volumes in Trade & Commodity Finance and Working Capital Solutions, reflecting lower oil prices and economic activity. Net core deposits (excluding currency impacts and Treasury) showed an outflow of €2.2 billion.
Net fee and commission income increased by €64 million, or 10.6% year-on-year, driven by a higher deal flow in Lending and in Global Capital Markets. The increase was partly offset by the impact of a lower deal flow and lower commodity prices in Trade & Commodity Finance. Investment and other income rose to €892 million from €519 million in the first half of 2022, predominantly due to Financial Markets (with an offset in net interest income).
Operating expenses amounted to €1,630 million and were 7.0% higher than in the first six months of 2022. Excluding regulatory costs (€147 million in the first half of 2023 versus €186 million one year earlier), expenses rose by €145 million, or 10.8%. The increase was mainly due to inflationary impacts on staff expenses, reflecting annual salary increases and indexation, as well as higher costs for professional services.
In the first half of 2023, Wholesale Banking posted a net release from loan loss provisions of €105 million, or annualised -11 basis points of average customer lending, while in the same period of 2022 a net addition of €1,027 million, or 112 basis points, had been recorded. The prior year had included a net addition of €717 million associated with our Russia-related exposure, following the Russian invasion in Ukraine, while the first six months of 2023 included a net release of €159 million for this portfolio, mainly due to a further reduction of our Russia-related exposure.
Corporate Line
In the first six months of 2023, there was a change in the governance over the Asian stakes (our investments in Bank of Beijing and TMBThanachart Bank), which resulted in their transfer from Retail Other to Corporate Line. Comparatives have been adjusted.
The Corporate Line posted a result before tax of €-23 million compared with €-516 million in the first half of 2022, when results had been heavily impacted by the hyperinflation in Türkiye and an impairment on TTB.
Total income in the first half of 2023 included €-75 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye (IAS 29), compared with €-231 million in the first six months of 2022. Furthermore, income in the first half of 2022 had included a €150 million impairment on ING’s equity stake in TTB. Excluding both IAS 29 impact and the impairment, total income increased by €157 million, mainly driven by revaluation of derivatives and higher capital charges received from ING entities.
Expenses included a hyperinflation impact of €10 million compared with €11 million last year (next to a €32 million impairment loss related to the goodwill allocated to Türkiye). Excluding these incidental items, expenses increased by €4 million.
ING Group statement of financial position (‘balance sheet’)
ING Group’s total balance sheet increased by €61 billion to €1,037 billion at 30 June 2023 from €977 billion at 31 December 2022.
Cash and balances with central banks
Cash and balances with central banks increased by €26 billion to €114 billion. The growth was largely driven by liability inflow.
Loans and advances to banks and deposits from banks
Loans and advances to banks decreased by €2 billion to €33 billion. Deposits from banks were €25 billion lower, ending at €31 billion, after a €30 billion repayment of ING’s TLTRO III participation. The remaining €6 billion participation will mature in March 2024.
Financial assets/liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss predominantly consist of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs. Financial assets at fair value through profit or loss grew by €28 billion to €142 billion. The increase was largely caused by €23 billion higher reverse repos mandatorily at fair value through profit or loss, driven by Global Securities Finance (GSF), after the relatively low year-end 2022 position. Financial liabilities at fair value through profit or loss increased by €23 billion to €116 billion, driven by higher liabilities designated at fair value through profit or loss (predominantly repo activity at GSF), mirroring the development on the asset side of the balance sheet.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income (OCI) grew by €6 billion to €37 billion. The growth almost fully concerned debt securities, mainly reflecting increased investments in bonds in Germany and Poland.
Securities at amortised cost
Securities at amortised cost remained unchanged versus 31 December 2022, at €48 billion.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Loans and advances to customers
Loans and advances to customers grew by €1 billion to €646 billion from €645 billion as at 31 December 2022. This was fully due to customer lending growth, while provisions for loan losses were €0.3 billion lower. When adjusted for €2 billion of negative currency impacts (mainly due to the depreciation of the USD and the AUD), customer lending increased by €3 billion. After also excluding a €1 billion increase in short-term Treasury lending, a negligible positive valuation adjustment in hedged mortgages, and a small decline in the run-off portfolios (concerning WUB, Lease and the France legacy portfolio), the net core lending growth for the first half of 2023 also came out at €4 billion. Of this amount, €3 billion was in residential mortgages, mainly in the Netherlands, Australia and Germany.
Other assets/liabilities
Other assets increased by €2 billion, partly due to changes to the amounts for financial transactions pending settlement. Other liabilities were up by €1 billion.
Customer deposits
Customer deposits increased by €37 billion to €678 billion. Adjusted for €1 billion negative currency impacts, €19 billion increase in Treasury deposits and a negligible decrease in the run-off portfolios (France), net core deposits grew by €19 billion in the first half of 2023, with net inflows on savings and deposits partly offset by lower current accounts. Retail Banking reported €21 billion of net core deposits growth, largely driven by successful savings campaigns in Germany. In Wholesale Banking a reduction of €2 billion was recorded, primarily in Payments & Cash Management partly offset in Bank Mendes Gans.
Debt securities in issue
Debt securities in issue increased by €24 billion to €120 billion, with an €18 billion growth in certificates of deposit/commercial paper while other (mainly long-term) debt securities grew by €6 billion. The latter included two issuances of covered bonds on 15 February, totalling €4 billion, and a €1.25 billion maturity of a covered bond at Bank level on 22 May as well as two issuances of senior bonds totalling €3 billion at Group level on 23 May.
Subordinated loans
Subordinated loans remained unchanged at €16 billion, although it included various issuances and repayments such as the $1.0 billion issuance of AT1 securities on 14 February and a dual-tranche issuance of Tier 2 bonds on 20 February of GBP 0.75 billion and €0.5 billion respectively. The issuances were offset by the call of a Tier 2 bond of $1.25 billion on 22 March and the call of a Tier 2 bond of €1.0 billion on 11 April.
Shareholders’ equity
Shareholders’ equity increased by €0.3 billion to €56.8 billion from €56.5 billion as at 31 December 2022. The increase mainly reflected the €3,206 million net result for the first half of 2023, partly offset by €1,705 million dividend payment (€297 million of extra dividend and €1,408 million of the final dividend over 2022) and €1,500 million share buyback which started on 12 May 2023 and will end no later than 18 October 2023.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Risk management
As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive risk management framework that integrates risk management into strategic planning and daily business activities. This aims to safeguard ING’s financial strength and reputation by promoting the identification, measurement and management of risks at all levels of the organisation. Taking measured risks aligned with its risk appetite is core to ING’s business.
The risk management function supports the EB in formulating the risk appetite, strategies, policies and limits. It provides adequate steering, oversight, challenge and controls throughout ING on risk-related items.

Basis of disclosures (*)
This risk management section contains an update of information relating to the nature and the extent of the risks arising from financial instruments as disclosed in the 2022 ING Group consolidated financial statements as included in the 2022 Annual Report. These disclosures are an integral part of ING Group condensed consolidated interim financial statements and are indicated by the symbol (*). Chapters, paragraphs, graphs or tables within this risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the condensed consolidated interim financial statements.
This risk management section also includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be reconciled back to the primary financial statements and corresponding notes, as it has been prepared using risk data that differs to the accounting basis of measurement. Examples of such differences include the exclusion of accrued interest and certain costs and fees from risk data, and timing differences in exposure values (IFRS 9 models report expected credit loss on underlying exposures).

Business environment
Geopolitical risk
This risk remained high in the first half of 2023, mainly due to the ongoing war in Ukraine, tensions between the US and China relating to Taiwan and trade issues that have persisted in the first half year of 2023.
The war in Ukraine
The ongoing war in Ukraine, and subsequent escalating events, is still a significant tragedy to the people, causing disruption to business and economic activity in the region and worldwide. In response to the conflict, the US, the UK and the EU each initiated sanctions against Russia and certain Russian citizens and institutions, which have been in force since early 2022. In response, the Russian central bank enforced liquidity and currency controls. The uncertainty about the outcome of the war is expected to remain in the longer term.
Sanctions
The international community leveraged their sanction tools in response to the war in Ukraine. Accordingly, as part of ING’s KYC and compliance risk governance and procedures, ING is continuously monitoring the situation to stay abreast on all relevant updates to implement effective and appropriate additional control measures and to manage the increased risk and financial impacts of these developments.
Our exposures
ING has Wholesale Banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. Investments in Russia are in government securities as required by the local law for our subsidiary in Russia. As a result of the war in Ukraine and related international response measures, including sanctions and capital controls, we face an increased risk of default of counterparties located in Russia and Ukraine. These include counterparties of which the ultimate parent is located in Russia, which may be considered effectively controlled or influenced through Russian involvement, and other counterparties in sectors affected by the international response measures. Furthermore, we have counterparty exposure to Russian entities in connection with foreign exchange derivatives for future receipt of foreign currencies against the Russian rouble.
As of 30 June 2023, remaining exposure at risk for ING is €0.3 billion (2022: €0.3 billion) investment in our local subsidiary and €1.7 billion (2022: €2.5 billion) credit exposures booked outside of Russia. In Ukraine, our exposure was €0.6 billion, mainly with liquidity facilities and other lending. Early in March 2022, we intensified monitoring of counterparties, continued managing our exposure and announced a decision not do enter into new Russia-related business.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
The Russian and Ukrainian exposures are under continuous monitoring. Uncertainties related to the evolution of the conflict are expected to remain for some time to come. Since the start of the war, ING's business and risk departments have worked on several sensitivity analyses and stress tests to assess the potential downside impact of the war, and the potential second order and stagflation impact. Furthermore, we are working together with counterparties, both onshore and offshore, to limit risks associated with derivatives exposures.
Inflation and rising interest rates related risks
Inflation rates remained high across the globe in the first half year of 2023. Inflationary pressures prompted an adjustment of monetary policy stances by major central banks, leading to rising interest rates and tighter global financial conditions.
The mix of high inflation and rising interest rates could harm the development of the portfolio, aggravating pre-existing vulnerabilities for both businesses and households, which were recovering from the economic consequences of the Covid-19 pandemic, and ultimately increasing banks’ credit risk. Against this background, overlays related to high inflation and increased interest rates are in place. The overlay in Wholesale Banking increased in the first half of 2023.
EU member states' governments have introduced several supporting measures against the inflation. These measures, in conjunction with reduced ability of central banks to effectively respond to emerging fiscal risks as a result of the implementation of previous pandemic-related support measures and the normalisation of a low rate environment, increased sovereign vulnerabilities in financially weaker countries.
Market turmoil
Financial markets, and the banking sector in particular, have experienced turmoil in the first half of 2023, with the collapse of Silicon Valley Bank, followed by Signature Bank and Credit Suisse. These events have resulted in increased uncertainty in the global macroeconomic environment. The response by government regulators and central banks to the recent turmoil in financial markets, including the response by Swiss authorities to the collapse of Credit Suisse, has caused market participants to question how regulators and central banks will utilise resolution authority powers with respect to financial institutions or otherwise respond in the event of further turbulence or crisis in financial markets.

Credit risk
Loan loss provisioning (*)
ING recognises loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are applicable to on-balance sheet financial assets measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, financial and non-financial guarantees issued.
ING distinguishes between two types of calculation methods for credit loss allowances:
•Collective 12-month ECL (Stage 1) and collective Lifetime ECL (Stage 2) for portfolios of financial instruments, as well as collective Lifetime ECL for credit impaired exposures (Stage 3) below €1 million.
•Individual Lifetime ECL for credit-impaired (Stage 3) financial instruments with exposures above €1 million.
Climate and environmental risks in IFRS 9 models (*)
ING is evolving in its credit risk management framework to further develop a better understanding of emerging climate and environmental risks. Banks, including ING, are in the process of collecting and analysing empirical historical data and moving towards embedding these emerging risks into their credit risk management processes and eventually into their IFRS 9 ECL models.
ING continued to enhance the tools used to identify and assess climate and environmental (C&E) risks in our portfolio. The integration of quantified inputs such as heatmaps into risk modelling has not yet been implemented for a number of reasons including a lack of data to assess C&E risks at a client level.
At this point in time it is not possible to incorporate climate risk separately into IFRS 9 ECL models given the lack of sufficient empirical historical data and the above-mentioned limitations in the risk assessments on client level. Where climate and environmental factors have impacted the economy in the recent past or present, these impacts are however currently implicitly embedded in ING's IFRS9 ECL models through the projected macroeconomic indicators (e.g. GDP growth and unemployment rates). We note that our ECL models are primarily sensitive to the short-term economic outlook as we use a three-year time horizon for macroeconomic outlook, after which a mean reversion approach is applied.
With regard to our evaluation of climate-related matters, where such events have already occurred (e.g. floods), the impact of such events are individually assessed in the calculation of Stage 3 Individual provisions or management adjustments to ECL models. For example, we consider whether affected assets have suffered from a significant increase in credit risk (or are credit impaired) and whether the ECL is appropriate.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
As of 30 June 2023, reported ECL includes a management adjustment of €10 million to address the increased credit risk in ING’s livestock farming portfolio resulting from nitrogen reduction targets introduced by the Dutch Government. Refer to the section 'Management adjustments' for further details.
Portfolio quality and concentration
Our lending portfolio is diversified over various sectors and countries. The total gross carrying amount is composed of approximately 65% business lending and 35% consumer lending. For a detailed breakdown of ING’s credit risk portfolio by Sector and Geographical area, refer to the section “Credit Risk portfolio” reported in the ‘Risk management’ section of the 2022 Annual Report.
ING’s total gross carrying amounts increased compared to year-end 2022 due to higher customer lending and cash and balances with central banks.
The table below describes the portfolio composition over the different IFRS 9 stages and rating classes. The Stage 1 portfolio represents 92.5% (2022: 91.5%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up 6.4% (2022: 7.3%) and Stage 3 makes up 1.1% (2022: 1.2%) of the total gross carrying amounts, respectively.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Gross carrying amount per IFRS 9 stage and rating class (*)
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
30 June 2023
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	126,985	1	105				127,091	1
	2-4 (AA)	108,884	6	1,874	1			110,758	7
	5-7 (A)	196,054	26	3,672	3			199,726	29
	8-10 (BBB)	330,700	103	12,590	28			343,290	131
Non-Investment grade	11-13 (BB)	164,542	261	16,874	90			181,417	352
	14-16 (B)	26,953	184	19,877	485			46,830	669
	17 (CCC)	5,374	6	5,071	222			10,444	228
Substandard grade	18 (CC)			4,941	479			4,941	479
	19 (C)			1,871	232			1,871	232
Non-performing loans	20-22 (D)					11,333	3,755	11,333	3,755
Total		959,493	588	66,874	1,541	11,333	3,755	1,037,699	5,884

Gross carrying amount per IFRS 9 stage and rating class (*)[1]
in € million		12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
31 December 2022
Rating class		Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions	Gross Carrying Amount	Provisions
Investment grade	1 (AAA)	100,885	2	284				101,169	2
	2-4 (AA)	98,181	5	2,493	1			100,675	6
	5-7 (A)	177,617	23	4,596	4			182,214	27
	8-10 (BBB)	321,308	98	14,714	29			336,023	127
Non-Investment grade	11-13 (BB)	155,910	277	17,365	91			173,275	368
	14-16 (B)	23,649	168	19,386	471			43,035	639
	17 (CCC)	7,671	8	4,572	194			12,244	202
Substandard grade	18 (CC)			5,198	595			5,198	595
	19 (C)			2,116	293			2,116	293
Non-performing loans	20-22 (D)					11,708	3,841	11,708	3,841
Total		885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
1 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total IAS 37 provisions (€109.0 million) are excluded.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and advances to banks and customers, including loan commitments and guarantees issued (financial and non-financial). The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers, for example, moving from a 12-month (Stage 1) to a lifetime (Stage 2) ECL measurement basis.
The net-remeasurement line represents the changes in provisions for facilities that remain in the same stage.

Changes in gross carrying amounts and loan loss provisions (*)[1]
in € million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)		Total
30 June 2023	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
Closing balance as at 31 December	885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
Impact of changes in accounting policies	37,079	9	4,704	13	158	73	41,941	95
Opening balance as at 1 January 2023	922,300	590	75,429	1,692	11,866	3,914	1,009,595	6,196
Transfer into 12-month ECL (Stage 1)	17,211	21	-16,977	-189	-234	-18		-186
Transfer into lifetime ECL not credit impaired (Stage 2)	-21,510	-36	22,076	315	-566	-79		200
Transfer into lifetime ECL credit impaired (Stage 3)	-917	-4	-1,211	-103	2,127	572		465
Net remeasurement of loan loss provisions		-56		-92		-90		-238
New financial assets originated or purchased	94,651	119					94,651	119
Financial assets that have been derecognised	-61,838	-45	-6,767	-110	-780	-112	-69,384	-267
Net drawdowns and repayments	9,594		-5,657		-486		3,452
Changes in models/risk parameters		9		54		48		111
Increase in loan loss provisions[2]		8		-124		321		205
Write-offs			-20	-20	-595	-597	-615	-617
Recoveries of amounts previously written off						17		17
Foreign exchange and other movements		-10		-7		100		83
Closing balance	959,493	588	66,874	1,541	11,333	3,755	1,037,699	5,884
1Stage 3 Lifetime credit impaired provision includes €10 million on Purchased or Originated Credit Impaired.
2 The addition to the loan loss provision in Profit or Loss amounts to €250 million of which €204 million relates to IFRS 9 eligible financial instruments and €46 million relates to the adjustments to CHF-indexed mortgages in Poland to reflect the changed expectation in future cash flows following the opinion of the Advocate General on a case pending at the European Court of Justice.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Please note the following comments with respect to the movements observed in the table above:
•The opening balance is impacted by a change in accounting policy following the adoption of IFRS 17, more specifically for loans with death waivers that no longer meet the ‘solely payments of principal and interest’ (SPPI) criterion (€-55 million loan loss provisions impact) which are no longer recorded at amortised cost, and a change in policy for non-financial guarantees that are subject to contractual indemnification rights which led to a reclassification of the existing IAS 37 provision (€109 million loan loss provisions impact) and a remeasurement of these non-financial guarantees (€42 million loan loss provisions impact). For more information, reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
•Stage 3 gross carrying amount decreased by €0.4 billion from €11.7 billion as at 31 December 2022 to €11.3 billion as at 30 June 2023, mainly as a result of write-offs and generally low inflow into NPL (credit impaired) in the first half of 2023. Stage 3 provisions remained more or less flat at €3.8 billion.
•The Stage 2 gross carrying amount of 31 December 2022 of €70.7 billion is adjusted following the adoption of non-financial guarantees into the IFRS 9 expected credit loss model by €5.0 billion and the adoption of IFRS 17 for loans with death waivers that no longer meet the SPPI criterion by €-0.3 billion to €75.4 billion. In the first 6 months of 2023 the stage 2 gross carrying amount decreased by €8.5 billion from the adjusted opening balance of €75.4 billion to €66.9 billion as at 30 June 2023, mainly as a result of repayments (including Russian portfolio), outflow to Stage 3 and upgrades to Stage 1 largely driven by improved macroeconomic outlook and outflow from the forbearance probation period.
•Stage 2 provisions slightly decreased by €0.1 billion to €1.5 billion as at 30 June 2023, largely driven by repayments and sales on the Russian portfolio and improved macro-economic outlook, which were partly offset by higher management adjustments.
Information on macroeconomic scenarios is included in the section ‘Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty’.

Changes in gross carrying amounts and loan loss provisions (*)[1,2]
in € million	12-month ECL (Stage 1)		Lifetime ECL not credit impaired (Stage 2)		Lifetime ECL credit impaired (Stage 3)[1]		Total
31 December 2022	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions	Gross carrying amount	Provisions
Opening balance as at 1 January	890,386	501	49,476	1,016	12,072	3,851	951,934	5,368
Transfer into 12-month ECL (Stage 1)	8,513	21	-8,105	-142	-408	-47		-168
Transfer into lifetime ECL not credit impaired (Stage 2)	-42,439	-76	43,222	730	-784	-90		564
Transfer into lifetime ECL credit impaired (Stage 3)	-3,524	-8	-1,216	-82	4,740	1,234		1,144
Net remeasurement of loan loss provisions		8		223		199		430
New financial assets originated or purchased	248,443	228					248,443	228
Financial assets that have been derecognised	-138,250	-70	-11,312	-94	-2,805	-215	-152,366	-379
Net drawdowns and repayments	-77,907		-1,340		21		-79,226
Changes in models/risk parameters		-8		13		25		30
Increase in loan loss provisions		95		648		1,106		1,849
Write-offs				-1	-1,129	-1,129	-1,129	-1,130
Recoveries of amounts previously written off						71		71
Foreign exchange and other movements		-15		16		-58		-57
Closing balance	885,222	581	70,725	1,679	11,708	3,841	967,655	6,101
1Stage 3 Lifetime credit impaired provision includes €7 million on Purchased or Originated Credit Impaired.
2 The addition to the loan provision (in the consolidated statement of profit or loss) amounts to € 1,862 million of which € 1,850 million related to IFRS-9 eligible financial assets, € -3 million related to non-credit replacement guarantees and € 14 million to modification gains and losses on restructured financial assets.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is consistent with the one used and described in the 2022 Annual report and is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion, the consensus forecast does not fully capture the extent of recent credit or economic events. The macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets and liabilities, represents a key source of estimation uncertainty. In particular, ING’s reportable ECL numbers are sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic variables (GDP, unemployment) with market forwards (for interest rates, exchange rates and oil prices). The Oxford Economics’ Global Economic Model (OEGEM) is used to complement the consensus with consistent projections for variables for which there are no consensus estimates available (most notably house prices and – for some countries - unemployment), to generate alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency of the scenarios. As the baseline scenario is consistent with the consensus view it can be considered as free from any bias.
The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels of ING experts. The first panel consists of economic experts from Global Markets Research and risk and modelling specialists, while the second panel consists of relevant senior managers.
Alternative scenarios and probability weights (*)
Two alternative scenarios are taken into account: an upside and a downside scenario. The alternative scenarios have statistical characteristics as they are based on the forecast deviations of the OEGEM.
To understand the baseline level of uncertainty around any forecast, Oxford Economics keeps track of all its deviations (so called forecast errors) of the past 20 years. The distribution of forecast errors for GDP, unemployment, house prices and share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to understand the balance of risks facing the economy in an unbiased way, Oxford Economics runs a survey with respondents from around the world and across a broad range of industries. In this survey respondents put forward their views of key risks. Following the survey results, the distribution of forecast errors (that is being used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20% probability for each alternative scenario. Consequently, the baseline scenario has a 60% probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.
Macroeconomic scenarios applied (*)
The loan loss provisions are based on the June 2023 consensus forecasts.
Baseline assumptions (*)
The general picture that consensus conveys is one of resilient economies to recent shocks. Recent activity has been better than expected, which results in a better outlook for 2023, but this comes with higher interest rates as inflation comes down less fast than previously expected. This stubborn high inflation environment has resulted in higher central bank rates, which weighs on economic activity this year and next. This subdued economic environment is expected to come with declining inflation and without a large increase in unemployment. The higher interest rate environment does lead to corrections in the housing market in some economies, especially the ones that experienced a notable surge in house prices during the pandemic and its aftermath.
The June 2023 consensus expects global output (as measured by the weighted average GDP growth rate of ING's 25 main markets) to grow by just 2.1% in 2023. For 2024-2025, economic growth is expected to pick up again to 2.3%.
The US economy remains quite resilient to recessionary forces so far, which means that a recession has so far been avoided. Still, rising interest rates, expected softer labour market dynamics, and global headwinds are expected to weaken demand towards 2024. This results in a weakening growth profile with the economy only expected to bounce back in 2025. The consensus expects the growth rate of the US economy to fall from 1.1% in 2023 to 0.6% in 2024 and to recover to 2.2% in 2025.

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Eurozone economies have proven to be rather resilient to last winter’s energy shock but are still dealing with the consequences of the ongoing war in Ukraine, stickier than hoped for inflation, higher interest rates and weak sentiment. This has resulted in the eurozone economy entering the mildest possible technical recession in Q4 2022, with two consecutive quarters of -0.1% GDP growth.
The ECB continues to raise interest rates as inflation has not yet come down to acceptable levels. The hike cycle has been quite aggressive, which is expected to add to weakness in economic activity for the second half of the year in the eurozone. Overall, the eurozone economy is forecasted to grow by 0.7% in 2023 with large differences between countries. Germany, with a relatively large manufacturing sector and exposure to a slower growing Chinese economy is expected to stagnate this year, while Spain, Netherlands and Italy are still expected to grow at 1.0% or more this year.
Consensus has also recently become somewhat more optimistic about GDP growth in 2023 in the rest of Europe but some markets continue to stand out in terms of weak expected performance. The UK is expected to grow by 0.0%. This is not expected to come with much higher unemployment, but consensus does look for a continued correction in house prices also in 2024-2025. In Poland, economic fallout from the war in Ukraine and the related energy price shock point to a significant economic slowdown from 5.1% in 2022 to 1.2% in 2023. However, the scope for a rise in unemployment is seen to be limited as the Polish labour market remains tight, partially due to population ageing. The consensus expectation for Türkiye is also for economic growth to ease as the economic slowdown in Europe weighs on external demand and high inflation persists. The consensus sees economic growth in Türkiye slowing from 5.6% in 2022, to 2.4% in 2023 and increasing again to on average 3.0% in 2024-2025.
After a weak growth rate of 3.0% in 2022, economic growth in China is expected to pick-up to on average 5.1% in 2023-2025. This is mainly because of the end of lockdowns bringing growth back to trend. Still, the reopening of the economy has so far disappointed, resulting in a more accommodative stance from the People's Bank of China (PBoC). The real estate downturn also continues to weigh on the outlook.
The global economic slowdown, together with tighter monetary policy and high inflation is weighing on economic growth in Australia. After growing by 3.7% in 2022, the outlook sees a growth rate of 1.6% for 2023-2024 and some pick-up to 2.5% for 2025. While consensus expects house prices to decline substantially in 2023, by -6.6%, this is followed by a bottoming out in 2024 – with -0.9% annual growth in prices - and a bounce back in 2025 with 6.4% price growth.
When compared to the December 2022 consensus forecast, used for the 2022 Annual Report, the June 2023 forecast assumes somewhat better economic circumstances for 2023. Global GDP is expected to increase by 2.1% in 2023 (compared to 1.3% assumed as at the end of 2022) and 2.3% in 2024-2025 (2.4% assumed as at the end of 2022). The upgrade reflects the smaller impact of the energy crisis and longer positive reopening effects from the pandemic.
Alternative scenarios and risks (*)
Uncertainty surrounding the economic outlook has decreased over the course of the first half year of 2023. However, the future development of the war in Ukraine remains a big ‘known unknown’ with possible substantial effects on the economic outlook arguing for a continuation of the half-widened dispersion that was also used for year-end 2022 provisioning. As a result, the near-term dispersion of the forward-looking distributions (from which the alternative scenarios are derived) is larger than in normal times. Meanwhile, at the end of the scenario horizon the dispersion has remained unchanged and hence is comparable to scenarios generated prior to the war in Ukraine.
The baseline scenario assumes a continued easing of inflation, relatively resilient labour markets and a successful re-opening of the Chinese economy. However, stickier inflation and more aggressive monetary policy tightening, triggering a more notable softening of the labour market and greater falls in financial asset and property prices, could lead to a more protracted and deeper economic slowdown. As such, the net balance of risks remains negative and the alternative scenarios have a downward skew in line with the outcomes of Oxford Economics’ Global Risk Survey. Compared to the scenarios for December 2022, the downward skew is now smaller for 2023, reflecting the more resilient economy so far, but larger for 2024 as some of the downside risks like the impact of higher interest rates are becoming larger for 2024.
The downside scenario – though technical in nature – sees for most countries a fast deceleration of economic growth followed by a recession. Unemployment increases strongly in this scenario and house prices in most countries show outright falls. The downside scenario captures the broader repercussions from a more pronounced and prolonged surge in inflation.
The upside scenario – while equally technical in nature – reflects the possibility of a faster disinflationary environment where global cost pressures improve quickly, fuelling a rebound in consumer spending. The recovery is further supported by looser monetary policy as weaker inflation prompts central banks to hold back tightening.
Management adjustments applied this reporting period (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly, models alone may not be able to accurately predict losses. In these cases, management adjustments can be applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the updated macroeconomic scenarios is over- or under-estimated by the IFRS 9 models, as well as to reflect the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the IFRS 9 models yet.
ING has internal governance frameworks and controls in place to assess the appropriateness of all management adjustments.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	19

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Management adjustments to ECL models (*)
in € million	30 June 2023	31 December 2022
Economic sector based adjustments	59	71
Inflation and Interest rate increases/ second order impacts adjustments	355	334
Mortgage portfolio adjustments	108	105
Other post model adjustments	38	-57
Total management adjustments	560	453
The economic sector based adjustments of €59 million (€71 million as of 31 December 2022) relates to Business Banking clients in the Netherlands that have benefited in previous years from Covid-19 related Dutch government support programmes such as deferral of tax payments that are repayable as from the second half of 2022. The management adjustment is related to sectors with relatively high tax debt to be repaid and is expected to materialise with delayed effect. The management adjustment also includes €10 million related to an overlay for livestock farming sector in the Netherlands. In the Netherlands, nitrogen reduction targets affect the livestock farming sector mainly because of endorsed closing activities nearby Natura 2000 areas and because of expected transition to other business models in the sector. As these specific risks are not incorporated in the model ECL, an overlay was recognised.
The inflation and interest rate increases adjustments/ second order impact adjustments, amounts to €355 million in total as of 30 June 2023, of which €137 million (31 December 2022: €164 million) relates to Retail Banking segments and €218 million (31 December 2022: €170 million) to the Wholesale Banking segment.
As the credit risk models generally assume that inflation and interest rate increases risks materialise via other risk drivers such as GDP and unemployment rates with a delay, an overlay approach was determined to timely estimate the Expected Credit Losses related to reduced repayment capacity and affordability for private individuals and business clients in the Retail Banking segment. The specific overlay of €22 million for clients participating in the payment holiday scheme in Belgium that was introduced in 2022 to support customers impacted by the inflation and high energy prices has been released as the programme terminated in the first half year of 2023 and actual usage was limited.
In Wholesale Banking the IFRS 9 credit risk models mostly leverage on GDP growth as a generic macroeconomic variable. High inflation and rapidly increasing interest rates however trigger economic heterogeneity (i.e. some businesses benefit, while others suffer), as such the current circumstances are expected to cause more defaults than normally predicted using GDP growth.
In 2022 these interest & inflation risks were captured in the management adjustments for expected indirect effects of the war in Ukraine, which also captured a wider range of indirect effects such as supply chain issues, staffing shortages and high energy prices and was based on a heatmap approach. The overlay is now more focussed on the prevailing risks from interest & inflation and is also based on a refined, more sector based, calculation methodology. The methodology uses stage transition rates that are dependent on the risk classification of sectors vulnerable to inflation and interest rate increases. These management adjustments are reflected in Stage 1 and Stage 2.
Model based ECL of mortgage portfolios has decreased over the past years until the third quarter of 2022, driven by significant increase of house prices in various countries. To reflect a potential impact of market uncertainty on the recovery value of residential real estate (impacted by higher inflation and interest rates), ING recognised management adjustments in stage 2 and stage 3 on the mortgage portfolios in the Netherlands, Belgium, Germany and Australia to maintain an appropriate level of ECL. The management adjustment for the Netherlands and part of the Belgian mortgage portfolio was determined by developing three alternative macroeconomic forecast scenarios, in addition to the consensus base, up- and down-scenarios, that reflect a correction in the house prices in the next three years bringing it back in line with the historical growth rate. For other countries, management adjustments were determined by calculating the impact of lower house prices on Loan-to-Value (LTV) and Loss Given Default (LGD). In the first half year of 2023 the management adjustments related to house price overvaluations reduced from €105 million to €61 million following house prices decreases in the related markets, whereby the overlay in Belgium was fully released. This decrease was more than offset by a management adjustment of €47 million to cover for the increased repayment and refinancing risks on bullet loan mortgage customers in the Netherlands.
Other post model adjustments mainly relate to the impact of model redevelopment or recalibration and periodic model assessment procedures that have not been incorporated in the ECL models yet, the impact on total ECL can be positive or negative. These result from both regular model maintenance and ING’s multiyear programme to update ECL models for the definition of default. These adjustments will be removed once updates to the specific models have been implemented. The change in balance compared to previous reporting date is due to i) released PMAs because of updates that have been implemented and ii) new PMAs recognized for new redevelopments and recalibrations.
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios. The countries included in the analysis are the most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward-looking macroeconomics. Accordingly, ING considers these portfolios the most significant in terms of risk resulting in a material adjustment to the carrying amount of financial assets within the next financial year. ING also observes that, in general, the WB business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL.
In the table below the real GDP is presented in percentage year-on-year change, the unemployment in percentage of total labour force and the house price index (HPI) in percentage year-on-year change.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	20

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Sensitivity analysis as at June 2023 (*)
		2023	2024	2025	Un-weighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)1
Netherlands Upside scenario	Real GDP	2.0	2.3	2.7	253	20%	376
	Unemployment	3.8	3.6	3.4
	HPI	-3.3	8.3	5.0
Baseline scenario	Real GDP	1.0	1.0	1.6	343	60%
	Unemployment	4.2	4.3	4.5
	HPI	-5.8	-4.1	2.9
Downside scenario	Real GDP	-1.1	-1.5	0.5	599	20%
	Unemployment	5.8	6.8	7.9
	HPI	-8.9	-19.1	0.1
Germany Upside scenario	Real GDP	1.0	2.8	2.2	547	20%	639
	Unemployment	2.6	2.5	2.0
	HPI	-4.7	4.0	6.5
Baseline scenario	Real GDP	0.0	1.1	1.5	621	60%
	Unemployment	3.1	3.1	3.0
	HPI	-5.7	0.8	3.1
Downside scenario	Real GDP	-2.0	-1.9	0.5	789	20%
	Unemployment	4.6	5.1	5.6
	HPI	-7.1	-4.1	-0.6
Belgium Upside scenario	Real GDP	1.6	2.4	2.3	518	20%	573
	Unemployment	5.0	4.9	4.8
	HPI	0.7	1.6	3.7
Baseline scenario	Real GDP	0.8	1.2	1.9	560	60%
	Unemployment	5.7	5.5	5.5
	HPI	0.3	0.9	3.2
Downside scenario	Real GDP	-0.7	-0.9	1.5	664	20%
	Unemployment	6.8	7.4	7.8
	HPI	-0.8	-1.1	1.8
United States Upside scenario	Real GDP	2.5	1.9	3.1	78	20%	185
	Unemployment	3.8	3.4	2.9
	HPI	-4.0	4.3	9.2
Baseline scenario	Real GDP	1.1	0.6	2.2	153	60%
	Unemployment	4.3	4.9	4.8
	HPI	-4.2	0.9	3.5
Downside scenario	Real GDP	-1.1	-2.1	0.9	387	20%
	Unemployment	6.2	7.3	8.3
	HPI	-5.2	-4.4	-3.0
1Excluding management adjustments.

Sensitivity analysis as at December 2022 (*)
		2023	2024	2025	Un-weighted ECL (€ mln)	Probability-weighting	Reportable ECL (€ mln)1
Netherlands Upside scenario	Real GDP	2.2	2.3	2.9	274	20%	381
	Unemployment	4.0	3.9	3.8
	HPI	13.0	11.8	2.5
Baseline scenario	Real GDP	0.2	1.4	1.8	349	60%
	Unemployment	4.5	4.8	4.9
	HPI	3.7	3.7	2.4
Downside scenario	Real GDP	-4.2	0.7	0.9	583	20%
	Unemployment	6.4	7.8	8.7
	HPI	-8.0	-6.5	2.2
Germany Upside scenario	Real GDP	1.7	2.3	1.8	606	20%	745
	Unemployment	2.6	2.2	1.8
	HPI	0.6	3.9	6.2
Baseline scenario	Real GDP	-0.7	1.4	1.5	726	60%
	Unemployment	3.2	3.1	3.1
	HPI	-1.8	0.9	2.7
Downside scenario	Real GDP	-4.8	0.1	1.0	942	20%
	Unemployment	4.8	5.3	5.6
	HPI	-6.2	-3.3	-1.4
Belgium Upside scenario	Real GDP	1.7	2.1	2.1	535	20%	596
	Unemployment	5.5	5.5	5.3
	HPI	2.3	2.6	3.1
Baseline scenario	Real GDP	0.0	1.6	1.8	584	60%
	Unemployment	6.1	6.3	6.1
	HPI	1.4	2.2	2.5
Downside scenario	Real GDP	-3.2	1.0	1.5	692	20%
	Unemployment	7.5	8.5	8.4
	HPI	-1.2	0.9	1.2
United States Upside scenario	Real GDP	3.0	1.5	3.4	100	20%	221
	Unemployment	3.4	2.8	2.5
	HPI	3.7	7.4	8.1
Baseline scenario	Real GDP	0.2	1.1	2.3	188	60%
	Unemployment	4.3	4.4	3.9
	HPI	2.5	2.2	2.8
Downside scenario	Real GDP	-4.1	0.2	0.6	442	20%
	Unemployment	6.4	7.7	8.2
	HPI	-1.2	-3.8	-3.5
1 Excluding management adjustments.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	21

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
When compared to the sensitivity analysis of 2022, the macroeconomic inputs for 2023 and 2024 are more favourable, driven by an improved macroeconomic outlook mainly because economies prove to be rather resilient to recent shocks, however with higher interest rates as inflation decreases slower than previously expected. Both 2022 and June 2023 contain half-widened dispersion around upside and downside scenarios. For 2022 this reflects short-term uncertainty around the war in Ukraine and its indirect effects which still applies for 2023. The decrease in reportable ECL compared to 2022 is mainly caused by lower model ECL amounts as at June 2023 as a result of decreased provisions for Russia-related exposures in Stage 2 and improved macroeconomic outlook.
While the table above does give a high-level indication of the sensitivity of the outputs to the different scenarios, it does not provide insight into the interdependencies and correlations between different macroeconomic variable inputs. On a total ING level, the unweighted ECL for all collective provisioned clients in the upside scenario was €2,555 million, in the baseline scenario €2,953 million and in the downside scenario €4,116 million compared to €3,039 million reportable collective provisions as at 30 June 2023 (excluding all management adjustments). This reconciles as follows to the reported ECL’s:

Reconciliation of model (reportable) ECL to total ECL (*)
in € million	30 June 2023	31 December 2022
Total model ECL	3,039	3,209
ECL from individually assessed impairments	2,285	2,439
ECL from management adjustments	560	453
Total ECL	5,884	6,101
Criteria for identifying a significant increase in credit risk (SICR) (*)
All assets and off-balance sheet items that are in scope of IFRS 9 impairment and which are subject to collective ECL assessment are allocated a 12-month ECL if deemed to belong in Stage 1, or a lifetime ECL if deemed to belong in Stages 2 or 3. An asset belongs in Stage 2 if it is considered to have experienced a significant increase in credit risk since initial origination or purchase. ING considers the credit risk of an asset to have significantly increased when either a threshold for absolute change in lifetime probability of default (PD) or a relative change in lifetime PD is reached.
It should be noted that the lifetime PD thresholds are not the only drivers of stage allocation. An asset can also change stages as a result of other triggers, such as having over 30 days arrears, being on a watch list or being forborne. Furthermore, this analysis is rudimentary in the sense that other parameters would change when an asset changes stages.
Absolute lifetime PD threshold
The absolute threshold is a fixed value calibrated per portfolio/segment and provides a fixed threshold that, if exceeded by the difference between lifetime PD at reporting date and lifetime PD at origination, triggers Stage 2 classification. The thresholds for the absolute change in lifetime PD vary between 75bps for Retail portfolios, 100bps for WB and 250bps for SMEs, based on the characteristics of the specific portfolio. ING is in the process of refining the thresholds on a portfolio level. These have already been implemented for more than 25 percent of the portfolio, resulting in deviating absolute lifetime PD thresholds.
Relative lifetime PD threshold
The relative threshold defines a relative increase of the lifetime PD beyond which a given facility is classified in Stage 2 because of significant increase in credit risk. The relative threshold is dependent on the individual PD assigned to each facility at the moment of origination and a scaling factor calibrated in the model development phase that is optimised depending on the observed default rates and overall average riskiness of the portfolio. While the scaling factor is associated with a whole portfolio/segment, the PD at origination is facility-specific and, in this sense, the relative threshold may differ facility by facility.
Ultimately the relative threshold provides a criterion to assess whether the ratio (i.e. increase) between lifetime PD at reporting date and lifetime PD at origination date is deemed a significant increase in credit risk. If the threshold is breached, SICR is identified and Stage 2 is assigned to the given facility.
The threshold for the relative change in lifetime PD is inversely correlated with the PD at origination; the higher the PD at origination, the lower the threshold. The logic behind this is to allow facilities originated in very favourable ratings to downgrade for longer without the need of a Stage 2 classification. In fact, it is likely that said facilities will still be in favourable ratings even after a downgrade of a few notches. On the contrary, facilities originated in already unfavourable ratings grades are riskier and even a single-notch downgrade might represent a significant increase in credit risk and thus a tighter threshold will be in place. Still, the relative threshold is relatively sensitive for investment grade assets while the absolute threshold primarily affects non-investment grade assets.
Average threshold ratio
In the table below the average increase in PD at origination needed to be classified in Stage 2 is reported, taking into account the PD at origination of the facilities included in each combination of asset class and rating quality. In terms of rating quality, assets are divided into 'Investment grade' and 'non-investment grade' facilities. Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating 18 or 19 at reporting date, it is classified in Stage 2). In the table, values are weighted by IFRS 9 exposure and shown for both year-end 2022 and mid-year 2023.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	22

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
To represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification, the minimum between the relative and recalculated absolute threshold is taken as value of reference for each facility.

Quantitative SICR thresholds (*)
	30 June 2023		31 December 2022
Average threshold ratio	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)	Investment grade (rating grade 1-10)	Non-investment grade (rating grade 11-17)
Asset class category
Mortgages	2.7	2.3	2.7	2.3
Consumer Lending	2.9	2.0	2.8	1.8
Business Lending	2.7	2.1	2.8	2.1
Governments and Fin. Institutions	3.0	1.9	3.0	1.9
Other Wholesale Banking	2.8	1.9	2.8	1.9
As is apparent from the disclosures above, per ING’s methodology the threshold is tighter the higher the riskiness at origination of the assets, illustrated by the difference between the average threshold applied to investment grade facilities and non-investment grade facilities. In 3Q 2022, following up an ECB request, a new backstop trigger was implemented. The new trigger forces Stage 2 classification in case the lifetime PD at reporting date has increased more than three times with respect to the origination, regardless of the actual staging thresholds in force for a given portfolio. The new requirement entails that the threshold ratio in the table above is effectively capped at a threefold increase for both reporting dates. The effect of this trigger is especially apparent in the average thresholds ratio for investment grade facilities. When comparing the two snapshots it is clear the staging thresholds are stable over the last 6-months and limited changes are attributable to portfolios fluctuations in risk distribution.
Sensitivity of ECL to lifetime PD thresholds
The setting of PD threshold bands requires management judgement and is a key source of estimation uncertainty. On Group level, the total model ECL, which is the ECL collective-assessment without taking management adjustments into account, is €3,039 million (2022: €3,209 million) of which performing assets constitute €1,585 million (2022: €1,884 million). To demonstrate the sensitivity of the ECL to these PD thresholds bands, an analysis was run on all collectively-assessed assets, which assumed all assets were below the threshold (Stage 1) and apportioned a 12-month ECL. On the same asset base, analysis was run which assumed all performing assets were above the threshold (Stage 2) and apportioned a lifetime ECL. This gave rise to hypothetical collective-assessment ECLs of €1,125 million (2022: €1,348 million) and
€3,049 million (2022: €3,391 million) respectively. Please note that in this analysis, all other ECL risk parameters (except for the stage) were kept equal.
Market risk
IBOR transition (*)
In line with the recommendations of the Financial Stability Board, a fundamental review of important interest rates benchmarks has been undertaken. Some interest benchmarks have been reformed, while others have or will be replaced by risk-free rates (RFR) and discontinued. USD LIBOR in its current form ceased on 30 June 2023, whereas the cessation of GBP, CHF, JPY, and EUR LIBOR rates occurred on 31 December 2021.
To support these changes, the financial sector has issued several guidance papers and other initiatives to help phase the transition. For example, ISDA issued an IBOR fallback supplement to help ensure clear fallback rates apply upon the discontinuation of key IBORs. For loans, various recommendations were issued to help ensure the inclusion of robust fallbacks. Public authorities have also recognised that some contracts do not contain provisions for any alternatives, contain inappropriate alternatives, or cannot be renegotiated prior to the expected cessation date (‘tough legacy’ contracts). For example, the Financial Conduct Authority (FCA) have acted to ensure that the USD LIBOR will continue to be published on a 'synthetic' basis for 15 months beyond the cessation date to provide extra time for any remaining contracts. The US has also enacted the Adjustable Interest Rate (LIBOR) Act, which provides a solution for certain contracts governed by US law that do not have adequate fallbacks, to reference a rate based on SOFR upon cessation of USD LIBOR.
To facilitate the transition away from USD LIBOR, for new USD contracts we started using the recommended alternative rates based on SOFR in 2022. Also during 2022 and 2023, ING sought to ensure that existing loan and derivative contracts were either transitioned to alternative rates or transition arrangements agreed, such as taking steps to ensure a large portion of the derivative portfolio was covered by ISDA fallbacks. Despite extensive communication on the desirability of fully agreeing transition arrangements before 30 June 2023, some clients have agreed to complete the required work before the first interest reset date after cessation. A limited number of clients in restructuring or those subject to sanctions need to rely on existing fallback language or synthetic LIBOR.

Due to the discontinuation of this important rate, ING, its customers, and the financial services industry have faced and continue to face a number of risks. These risks include legal, financial, operational, reputational and conduct risk. For further information on the risk and governance, reference is made to the 2022 Annual Report of ING. ING continues to work with the limited number of clients that are yet to complete the transition.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	23

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
The progress of the ING IBOR programme is tracked by business line steering committees, each of which report to a central IBOR steering committee. The programme coordinates the actions necessary to manage the required changes to internal processes and systems, including pricing, risk management, legal documentation, hedge arrangements, as well as the impact on customers. The ING Benchmark Committee continues to monitor market developments and reform plans for other rates, to anticipate the impact on any related risks.
One such development concerns the plans published by the Polish National Working Group that advises the market to be ready for a cessation of WIBOR and WIBID Reference Rates in 2025 with the offering of financial products using the new benchmark (WIBOR) to progress gradually. The WIBOR rates are used in several of our lending and derivative products, and hence a project team has been established to manage the transition. WIBOR transition is especially of importance for our Polish subsidiary ING Bank Slaski S.A. with a significant amount of Polish Zloty-denominated assets and liabilities including derivatives that are continuously rebalanced to hedge the risk exposures.
The tables below summarise the approximate gross exposures of ING that have yet to transition related to USD LIBOR and WIBOR. For WIBOR they exclude exposures expiring before the transition date 1 January 2025.

Non derivative Financial instruments to transition to alternative benchmarks (*)
in € million at 30 June 2023	Financial Assets non-derivative	Financial Liabilities non-derivative	Off balance sheet commitments
	Carrying value	Carrying value	Nominal value
By benchmark rate
USD LIBOR	3,789	295	445
WIBOR	24,234		1,683
Total	28,024	295	2,128

Non derivative Financial instruments to transition to alternative benchmarks (*)
in € million at 31 December 2022	Financial Assets non-derivative	Financial Liabilities non-derivative	Off balance sheet commitments
	Carrying value	Carrying value	Nominal value
By benchmark rate
USD LIBOR	30,040	1,637	7,644
WIBOR	22,154		1,411
Total	52,194	1,637	9,055
The total of non-derivative financial assets linked to USD LIBOR is reduced from €30,040 million as at 31 December 2022 to €3,789 million as at 30 June 2023. In addition, ING reduced its committed undrawn credit facilities linked to USD LIBOR from €7,644 million to €445 million during the first half of 2023. The total of non-derivative financial liabilities linked to USD LIBOR is reduced from €1,637 million as at 31 December 2022 to €295 million as at 30 June 2023. The remaining non-derivative financial instruments linked to USD LIBOR are expected to transition before the next interest rate reset date with only a limited number expected to make use of synthetic LIBOR. Therefore the remaining exposure to USD LIBOR is expected to reduce further during the second half of 2023.

Derivative Financial instruments to transition to alternative benchmarks (*)
	30 June 2023	31 December 2022
in € million	Nominal value	Nominal value
By benchmark rate[1]
USD LIBOR	4,105	495,318
WIBOR	197,943	136,318
Total	202,049	631,636
1 For cross-currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING Group.
In addition to the amounts in the table above, ING transitioned the interest rate swaptions that referred to the USD LIBOR ICE swap rate (nominal value at 31 December 2022: €10,810 million). The transition of these contracts was in general governed by a specific ISDA protocol.
Derivative financial instruments linked to USD LIBOR were reduced from €495,318 million as at 31 December 2022 to €4,105 million as at 30 June 2023. The majority of derivatives linked to USD LIBOR rates were transacted with clearing houses and transitioned through a standardized exercise during the second quarter of 2023. For non-centrally cleared derivatives the main transition occurred using the ISDA IBOR fallback arrangements. The remaining derivative financial instruments linked to USD LIBOR will either be transitioned before the next interest rate reset date or may make use of synthetic LIBOR. Therefore, a steady reduction of USD LIBOR contracts is expected during the remainder of 2023.
As per 30 June 2023 all hedging relationships have been amended to incorporate the new benchmark rates and do no longer reference USD LIBOR rates.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	24

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability, solvency and liquidity of our business.
Factors such as the regional and global economic impact of the war in Ukraine and related international response measures, inability of counterparties to meet their financial obligations, changes in interest rates levels, securities prices, credit ratings, credit spreads, liquidity spreads, exchange rates, discontinuation of or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour, business investment, real estate values and private equity valuations, government spending, inflation or deflation, the volatility and strength of the capital markets, operational risks, political events and trends, non-compliance with (or changes) in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and infringement claims by third parties, to achieve our strategy or to retain key personnel may all impact the business and economic environment and, ultimately, our solvency, liquidity and the amount and profitability of business we conduct in a specific geographic region.
Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks described above, could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. For more information on risks, please refer to “Other information and appendices - Risk Factors” in the Annual Report ING Group for the year ended December 31, 2022.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	25

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of financial position

in EUR million	30 June 2023	31 December 2022		30 June 2023	31 December 2022
Assets			Liabilities
Cash and balances with central banks	113,636	87,614	Deposits from banks 7	31,156	56,632
Loans and advances to banks	32,905	35,104	Customer deposits 8	677,984	640,799
Financial assets at fair value through profit or loss 2	141,983	113,766	Financial liabilities at fair value through profit or loss 9	116,281	93,019
Financial assets at fair value through other comprehensive income 3	37,391	31,625	Current tax liabilities	555	325
Securities at amortised cost 4	48,212	48,160	Deferred tax liabilities	2,427	2,652
Loans and advances to customers 5	646,193	644,893	Provisions	872	1,052
Investments in associates and joint ventures 6	1,485	1,500	Other liabilities	14,786	13,646
Property and equipment	2,425	2,446	Debt securities in issue 10	120,129	95,918
Intangible assets	1,120	1,102	Subordinated loans 11	15,761	15,786
Current tax assets	283	349	Total liabilities	979,951	919,829
Deferred tax assets	1,238	1,425
Other assets	10,593	8,850	Equity 12
			Share capital and share premium	17,153	17,154
			Other reserves	-1,668	-2,192
			Retained earnings	41,308	41,538
			Shareholders’ equity (parent)	56,793	56,500
			Non-controlling interests	721	504
			Total equity	57,513	57,004

Total assets	1,037,465	976,834	Total liabilities and equity	1,037,465	976,834
References relate to the accompanying notes. These are an integral part of the Condensed consolidated interim financial statements.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	26

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of profit or loss

	1 January to 30 June			1 January to 30 June
in EUR million	2023	2022		2023	2022
Continuing operations
Interest income using effective interest rate method	20,561	10,455	Addition to loan loss provisions	250	1,189
Other interest income	4,773	1,347	Staff expenses	3,320	2,976
Total interest income	25,335	11,802	Other operating expenses 16	2,376	2,706
			Total expenses	5,946	6,871
Interest expense using effective interest rate method	-12,310	-3,552
Other interest expense	-4,823	-1,168	Result before tax	4,609	11,005
Total interest expense	-17,133	-4,720
			Taxation	1,303	3,180
Net interest income 13	8,202	7,082	Net result	3,306	7,825

Net fee and commission income 14	1,807	1,822	Net result (before non-controlling interests)	3,306	7,825
Valuation results and net trading income	520	9,212	Net result attributable to Non-controlling interests	100	80
Investment income	16	61	Net result attributable to shareholders of the parent	3,206	7,745
Other net income 15	10	-300
			in EUR
			Earnings per ordinary share 17
			Basic earnings per ordinary share	0.89	2.06
Total income	10,555	17,876	Diluted earnings per ordinary share	0.89	2.06
References relate to the accompanying notes. These are an integral part of the Condensed consolidated Interim financial statements.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	27

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of comprehensive income

	1 January to 30 June
in EUR million	2023	2022
Net result (before non-controlling interests)	3,306	7,825

Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	8	11
Remeasurement of the net defined benefit asset/liability	-43	33
Net change in fair value of equity instruments at fair value through other comprehensive income	1	66
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	35	220

Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value through other comprehensive income	130	-338
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	-9	-27
Changes in cash flow hedge reserve	241	-2,400
Exchange rate differences [1]	-176	894
Share of other comprehensive income of associates and joint ventures and other income	0	0
Total comprehensive income	3,492	6,284

Comprehensive income attributable to:
Non-controlling interests	218	-281
Equity holders of the parent	3,274	6,565
	3,492	6,284
1 Includes impact of application of hyperinflation accounting under IAS 29
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	28

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2022	17,154	-2,192	41,538	56,500	504	57,004
Impact of changes in accounting policies[1]			-45	-45	-1	-46
Balance as at 1 January 2023	17,154	-2,192	41,493	56,455	503	56,959

Net change in fair value of equity instruments at fair value through other comprehensive income		1	0	0	0	1
Net change in fair value of debt instruments at fair value through other comprehensive income		122		122	8	130
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		-9		-9	0	-9

Changes in cash flow hedge reserve		162		162	79	241
Realised and unrealised revaluations property in own use		5	3	8	0	8
Remeasurement of the net defined benefit asset/liability		-43		-43	0	-43
Exchange rate differences and other		-207		-207	30	-176
Share of other comprehensive income of associates and joint ventures and other income		-597	597	0		0
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		35	0	35		35
Total amount recognised directly in other comprehensive income net of tax		-531	599	68	118	186
Net result		0	3,206	3,206	100	3,306
Total comprehensive income net of tax		-531	3,805	3,274	218	3,492

Dividends and other cash distribution 18			-1,408	-1,408	0	-1,408
Share buyback programme	-1	1,201	-2,554	-1,354		-1,354
Changes in treasury shares		-146		-146		-146
Employee stock option and share plans	0		-21	-21	0	-21
Changes in the composition of the group and other changes			-8	-8	0	-8
Balance as at 30 June 2023	17,153	-1,668	41,308	56,793	721	57,513
1 changes in policy following the adoption of IFRS 17 and change in policy for non-financial guarantees.
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 12 'Equity'.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	29

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Shareholders' equity (parent)	Non-controlling interests	Total equity
Balance as at 31 December 2021	17,144	-540	35,462	52,066	736	52,802
Impact IAS 29 on opening balance		627	-563	64		64
Balance as at 1 January 2022	17,144	87	34,899	52,130	736	52,866

Net change in fair value of equity instruments at fair value through other comprehensive income		95	-23	73	-7	66
Net change in fair value of debt instruments at fair value through other comprehensive income		-315		-315	-23	-338
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		-26		-26	-1	-27

Changes in cash flow hedge reserve		-2,076		-2,076	-323	-2,400
Realised and unrealised revaluations property in own use		3	7	10		11
Remeasurement of the net defined benefit asset/liability		33		33		33
Exchange rate differences and other		902	-2	901	-7	894
Share of other comprehensive income of associates and joint ventures and other income		27	-27	0		0
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		220		220		220
Total amount recognised directly in other comprehensive income net of tax		-1,136	-44	-1,180	-361	-1,541
Net result		0	7,745	7,745	80	7,825
Total comprehensive income net of tax		-1,136	7,701	6,565	-281	6,284

Dividends and other cash distribution 18			-2,419	-2,419	-41	-2,460
Share buyback programme		-365	-15	-380		-380
Changes in treasury shares		0		0		0
Employee stock option and share plans	12		1	13		13
Balance as at 30 June 2022	17,155	-1,413	40,167	55,910	413	56,323
References relate to the accompanying notes. These are an integral part of the Consolidated financial statements. Changes in individual Reserve components are presented in Note 12 'Equity'.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	30

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of cash flows

		1 January to 30 June				1 January to 30 June
in EUR million		2023	2022			2023	2022
Cash flows from operating activities				Disposals and redemptions:	– Associates and joint ventures	41	37
Result before tax		4,609	11,005		– Disposal of subsidiaries, net of cash disposed
Adjusted for:	– Depreciation and amortisation	328	357		- Financial assets at fair value through other comprehensive income	6,069	8,638
	– Addition to loan loss provisions	250	1,189		- Securities at amortised cost	25,253	11,839
	– Other non-cash items in Result before tax	102	-3,298		– Property and equipment	14	23
Taxation paid		-1,073	-950		– Loans sold
Changes in:	– Net change in Loans and advances to/from banks, not available/payable on demand	-28,943	6,250		– Other investments	2	10
	– Net change in Trading assets and Trading liabilities	-4,968	8,796		Net cash flow from/(used in) investing activities	-5,806	-1,963
	– Loans and advances to customers	-4,727	-14,237
	– Customer deposits	36,962	24,152		Cash flows from financing activities
	– Other	1,952	-10,479		Proceeds from debt securities	45,645	50,085
Net cash flow from/(used in) operating activities		4,491	22,786		Repayments of debt securities	-21,543	-46,591
					Proceeds from issuance of subordinated loans	2,225
Cash flows from investing activities					Repayments of subordinated loans	-2,127	-990
					Repayments of principal portion of lease liabilities	-96	-134
Investments and advances:	- Associates and joint ventures	-31	-16		Purchase/sale of treasury shares	-187	-365
	- Financial assets at fair value through other comprehensive income	-11,548	-10,500		Dividends paid	-1,705	-2,460
	- Securities at amortised cost	-25,403	-11,805		Other financing		1
	– Property and equipment	-89	-107		Net cash flow from/(used in) financing activities	22,212	-454
	– Other investments	-115	-81
				Net cash flow		20,897	20,370

					Cash and cash equivalents at beginning of the period	95,391	107,665
					Effect of exchange rate changes on cash and cash equivalents	-1,071	-195
					Cash and cash equivalents at end of the period	115,217	127,839

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	31

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Condensed consolidated statement of cash flows - continued

Cash and cash equivalents
in EUR million	30 June 2023	30 June 2022
Treasury bills and other eligible bills	21	21
Deposits from banks/Loans and advances to banks	1,559	1,789
Cash and balances with central banks	113,636	126,030
Cash and cash equivalents at end of year	115,217	127,839
The table below presents the Interest and dividend received and paid.

	1 January to 30 June
in EUR million	2023	2022
Interest received	24,312	11,851
Interest paid	-15,074	-5,572
	9,238	6,279

Dividend received [1]	62	81
Dividend paid	-1,705	-2,460
1 Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included.
Dividends received from associates and joint ventures are included in investing activities, interest received, interest paid and other dividends received are included in operating activities and dividend paid is included in financing activities in the Consolidated statement of cash flows.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	32

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Notes to the Condensed consolidated interim financial statements
1 Basis of preparation and significant changes in the current reporting period
1.1 Reporting entity and authorisation of the Condensed consolidated interim financial statements
ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2023, comprise ING Groep N.V. (the Parent company) and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.
The ING Group Condensed consolidated interim financial statements, as at and for the six month period ended 30 June 2023, were authorised for issue in accordance with a resolution of the Executive Board on 2 August 2023.
1.2 Basis of preparation of the Condensed consolidated interim financial statements
The ING Group Condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.
The ING Group Condensed consolidated interim financial statements on Form 6-K have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for purposes of reporting with the U.S. Securities and Exchange Commission (SEC), including financial information contained in this Interim report on Form 6-K. The term ‘IFRS-IASB’ is used to refer to International Financial Reporting Standards as issued by the International Accounting Standards Board, including the decisions ING Group made with regard to the options available under IFRS-IASB.
The Condensed consolidated interim financial statements should be read in conjunction with the 2022 ING Group Consolidated financial statements as included in the 2022 Form 20-F. The accounting policies used to prepare the Condensed consolidated interim financial statements are consistent with those set out in the notes to the 2022 ING Group Consolidated financial statements as included in the 2022 Annual Report on
Form 20-F except for the changes as set out in Note 1.4 ‘Changes to accounting policies and presentation’ largely driven by the adoption of a new standard, IFRS 17, and amendments to other standards effective in 2023.
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern basis.
The ING Group Condensed consolidated interim financial statements are presented in euros and rounded to the nearest million, unless stated otherwise. Amounts may not add up due to rounding.
1.3 Presentation of Risk management disclosures
To improve transparency, reduce duplication and present related information in one place, certain disclosures of the nature and extent of risks related to financial instruments required by IFRS 7 ‘Financial instruments: Disclosures’ are included in the ‘Risk management’ section of the Interim Report.
These disclosures are an integral part of ING Group Condensed consolidated interim financial statements and are indicated in the ‘Risk management’ section by the symbol (*). Chapters, paragraphs, graphs or tables within the risk management section that are indicated with this symbol in the respective headings or table headers are considered to be an integral part of the ING Group Condensed consolidated interim financial statements.
1.3.1 Reconciliation between IFRS-EU and IFRS-IASB
The 2022 ING Group Consolidated financial statements and the 2023 ING Group Condensed consolidated interim financial statements are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	33

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve-out version of IAS 39. Particularly, it is applied to portfolio-based hedging strategies in which mainly residential mortgages, and to a lesser extent other lending, and core deposits are designated as hedged item. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits. In addition, and in general to any hedge accounting relationship under the EU IAS 39 carve-out, the hedge effectiveness requirements are less strict than under IFRS-IASB and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve-out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Interim Report on Form 6-K. For disclosure purposes, ING has reversed the full carve-out impact on lending from the residential mortgages line and the full carve-out impact on deposits from the savings accounts line.
In 2022, interest rates in both short and longer tenors increased significantly which resulted in a significant positive carve-out adjustment of EUR 6,139 million. During 2023 the interest rates further stabilized, for the short term the interest yield increased while for the long-term the yield decreased resulting in a negative EU IAS 39 carve out adjustment of EUR -540 million. The impact of the adjustment is mainly reflected in line item 'Valuation results and net trading income' in the statement of profit or loss. A reconciliation between IFRS-EU and IFRS-IASB is included below.

Reconciliation net result under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2023	2022
In accordance with IFRS-EU (attributable to the shareholders of the parent)	3,746	1,606
Adjustment of the EU IAS 39 carve-out	-770	8,594
Tax effect of the adjustment [1]	230	-2,456
Effect of adjustment after tax	-540	6,139
In accordance with IFRS-IASB (attributable to the shareholders of the parent)	3,206	7,745
1Includes the effect of changes in tax rate

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB
	1 January to 30 June
in EUR million	2023	2022
In accordance with IFRS-EU (attributable to the shareholders of the parent)	50,742	51,628
Adjustment of the EU IAS 39 carve-out	8,586	6,099
Tax effect of the adjustment [1]	-2,535	-1,817
Effect of adjustment after tax	6,051	4,281
In accordance with IFRS-IASB Shareholders’ equity	56,793	55,910
1Includes the effect of changes in tax rate
1.4 Changes to accounting policies and presentation
ING had the following changes in accounting policies in the current reporting period:
IFRS 17 ‘Insurance Contracts’
IFRS 17, a new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure requirements, became effective on 1 January 2023. IFRS 17 replaces IFRS 4 ‘Insurance Contracts’, which allowed diversity in accounting practices for insurance contracts. IFRS 17 includes an optional scope exclusion for loans with death waivers.
ING Group does not have an insurance business, but on a limited basis sells insurance products as a broker where it does not run the insurance risk, hence such contracts are not in scope of IFRS 17. However, ING Group has a portfolio of loans with death waivers in the Netherlands with a net carrying amount of EUR 743 million at 1 January 2023. While IFRS 4 allowed separation of such contracts into two components in the past (a loan in scope of IFRS 9 ‘Financial Instruments’ measured at amortised cost and an insurance contract for the death waiver feature in scope of IFRS 4), IFRS 17 no longer allows such separation and requires such instruments to be accounted for in their entirety using either IFRS 9 or IFRS 17.
ING Group chooses to apply IFRS 9 ’Financial Instruments’ to such loans with death waivers. As a result, this portfolio no longer meets the ‘solely payments of principal and interest’ (SPPI) criterion. This causes the portfolio to be measured at fair value through profit or loss instead of amortised cost from 1 January 2023. This reclassification led to EUR -13 million impact on the opening total equity at 1 January 2023. Therefore, the financial impact of IFRS 17 on ING Group is limited.
Accounting treatment of non-financial guarantees
ING Group changed its accounting policy for non-financial guarantees that are subject to contractual indemnification rights (such as performance and other non-financial guarantees as well as letters of credit) from IAS 37 principles to loan commitment accounting under IFRS 9. The re-scoping was triggered by the introduction of IFRS 17 Insurance contracts and results in reliable and more relevant information,

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	34

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements particularly when credit risk is elevated as IFRS 9 expected credit losses model captures that risk earlier than IAS 37. This voluntary policy change had a limited impact on ING’s opening total equity of EUR -33 million.
Other changes in IFRS effective in 2023
The following amendments to IFRS also became effective in the current reporting period with no significant impact for ING:
•Amendments to IAS 1 ‘Presentation of Financial Statements’: Disclosure of Accounting Policies.
•Amendments to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’: Definition of Accounting Estimates.
•Amendments to IAS 12 ‘Income Taxes’: Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction.
•Amendment to IAS 12 ‘Income Taxes’: International Tax Reform—Pillar Two Model Rules. Although the exception is effective immediately it is estimated to have no impact on ING at the balance sheet date as South Korea is the only country ING is present in where Pillar Two legislation is enacted and this enacted legislation is estimated to have no impact on ING’s tax position at 30 June 2023.
ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not yet effective. For further information, reference is made to Note 1 ‘Basis of preparation and significant accounting policies’, paragraph 1.4.2 ‘Upcoming changes in IFRS after 2022’ in the 2022 ING Group Consolidated financial statements on form 20F.
Effective in 2024:
•Amendments to IFRS 16 'Leases': Lease Liability in a Sale and Leaseback (issued in September 2022).
•Amendments to IAS 1 ‘Presentation of Financial Statements’: Classification of Liabilities as Current or Non-current (issued in January 2020).
•Amendments to IAS 7 'Statement of Cash flows' and IFRS 7 'Financial Instruments: Disclosures': Supplier Finance Arrangements (issued in May 2023).
1.5 Significant judgements and critical accounting estimates and assumptions
The preparation of the Condensed consolidated interim financial statements requires management to make judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates. The process of setting assumptions is subject to internal control procedures and approvals.
Consistent with Note 1.5 ‘Significant judgements and critical accounting estimates and assumptions’ of the 2022 Form 20-F, the following areas continue to require management to make significant judgements and use critical accounting estimates and assumptions based on the information and financial data that may change in future periods:
•Loan loss provisions (financial assets);
•The determination of the fair values of financial assets and liabilities;
•Investment in associate - assessment of additional impairment losses or reversal of previous impairment losses;
•Provisions; and
•Accounting for Targeted Longer-Term Refinancing Operations (TLTRO).
2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
in EUR million	30 June 2023	31 December 2022
Trading assets	62,827	56,870
Non-trading derivatives	2,935	3,893
Designated at fair value through profit or loss	6,005	6,159
Mandatorily measured at fair value through profit or loss	70,216	46,844
	141,983	113,766
Trading assets include assets that are classified under IFRS as Trading, but are closely related to servicing the needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (securities underwriting).
Following the implementation of IFRS 17 on 1 January 2023, a portfolio of loans with death waivers has been reclassified from financial assets measured at amortised cost to financial assets mandatorily measured at fair value through profit or loss (30 June 2023: EUR 690 million). For further information, reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period'.
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions which were not derecognised, because ING Group continues to be exposed to substantially all risks and rewards of the transferred financial asset. For repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	35

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements the statement of financial position since IFRS does not always allow netting of these positions in the statement of financial position.
ING Group’s exposure to (reverse) repurchase transactions is included in the following lines in the statement of financial position:

Exposure to (reverse) repurchase agreements
in EUR million	30 June 2023	31 December 2022
Reverse repurchase transactions
Loans and advances to banks	20,246	19,395
Loans and advances to customers	870	1,306
Trading assets, loans and receivables	14,139	9,732
Loans and receivables mandatorily measured at fair value through profit or loss	66,634	43,153
	101,888	73,587
Repurchase transactions
Deposits from banks	4,501	3,809
Customer deposits	2,525	1
Trading liabilities, funds on deposit	8,571	5,715
Funds entrusted designated and measured at fair value through profit or loss	64,629	43,131
	80,226	52,654
3 Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income by type
in EUR million	30 June 2023	31 December 2022
Equity securities	1,888	1,887
Debt securities [1]	34,776	29,095
Loans and advances [1]	727	643
	37,391	31,625
1 Debt securities include an amount of EUR -16 million (31 December 2022: EUR -21 million) and the Loans and advances includes EUR -1 million (31 December 2022: EUR -1 million) of Loan loss provisions.

Exposure to equity securities

Equity securities designated as at fair value through other comprehensive income
	Carrying value	Carrying value	Dividend income	Dividend income
in EUR million	30 June 2023	31 December 2022	30 June 2023	30 June 2022
Investment in Bank of Beijing	1,615	1,614
Other Investments	273	273	2	27
	1,888	1,887	2	27
As at 30 June 2023 ING holds approximately 13% (31 December 2022: 13%) of the shares of Bank of Beijing, a bank listed on the stock exchange of Shanghai. As per regulatory requirements set by the China Banking and Insurance Regulatory Commission, ING, as a shareholder holding more than 5% or more of the shares, is required to supply additional capital when necessary. No request for additional capital was received in the first six months of 2023 (2022: nil).
Changes in fair value through other comprehensive income
The following table presents changes in financial assets at fair value through other comprehensive income.

Changes in fair value through other comprehensive income financial assets
	FVOCI equity securities		FVOCI debt instruments [1]		Total
in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Opening balance as at 1 January	1,887	2,457	29,739	28,178	31,625	30,635
Additions	1	17	11,547	18,789	11,548	18,806
Amortisation			42	-18	42	-18
Transfers and reclassifications		10				10
Changes in unrealised revaluations [2]	111	-65	359	-3,230	469	-3,295
Impairments			-1		-1
Reversals of impairments			4	3	4	3
Disposals and redemptions		-492	-6,069	-14,034	-6,069	-14,526
Exchange rate differences	-110	-39	-117	49	-227	10
Changes in the composition of the group and other changes				1		1
Closing balance	1,888	1,887	35,503	29,739	37,391	31,625
1Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2Changes in unrealized revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of profit or loss. Reference is made to Note 12 'Equity' for details on the changes in revaluation reserve.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	36

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

FVOCI equity securities
Exchange rate differences of EUR -110 million (31 December 2022: EUR -39 million) are mainly related to the stake in Bank of Beijing following the depreciation of CNY vs EUR. Furthermore, in the first six months of 2023 changes in unrealised revaluations of equity securities are mainly related to revaluation of the stake in Bank of Beijing following a change in share price of EUR 112 million (31 December 2022: EUR -49 million).
In 2022, disposals of EUR 492 million mainly relate to the sale in the second quarter of HQLA eligible equity instruments triggered by the changing interest rate environment and deteriorating market sentiment. This portfolio was built up in early 2021 (additions in 2021: EUR 499 million) and was a relatively small part of the HQLA portfolio. This was a diversified buy-and-hold portfolio aimed at generating stable dividend income stream.
FVOCI debt instruments
In 2022, interest rates in both short and longer tenors increased significantly which resulted in changes in unrealised revaluations of debt securities of EUR -3,230 million. In the first six months of 2023 interest rates increased somewhat further for short tenors or slightly decreased for longer tenors which resulted in changes in unrealised revaluations of EUR 359 million.
Reference is made to Note 4 'Securities at amortised cost' for details on ING Group’s total exposure to debt securities.
4 Securities at amortised cost
Securities at amortised cost fully consist of Debt securities. ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Exposure to debt securities
in EUR million	30 June 2023	31 December 2022
Debt securities at fair value through other comprehensive income	34,776	29,095
Debt securities at amortised cost	48,212	48,160
Debt securities at fair value through other comprehensive income and amortised cost	82,988	77,255

Trading assets	6,826	4,189
Debt securities at fair value through profit or loss	6,220	6,258
Total debt securities at fair value through profit or loss	13,045	10,447
	96,034	87,703
ING Group’s total exposure to debt securities (excluding debt securities held in the trading portfolio) of EUR 89,208 million (31 December 2022: EUR 83,513 million) is specified as follows:

Debt securities by type of exposure
	Debt Securities at FVPL		Debt Securities at FVOCI		Debt Securities at AC		Total
in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Government bonds	418	63	18,621	16,016	24,744	24,629	43,783	40,708
Central bank bonds[1]	312	307			1,316	2,331	1,628	2,638
Sub-sovereign, Supranationals and Agencies	2,013	2,343	10,737	8,529	14,824	14,210	27,574	25,082
Covered bonds			3,886	2,663	5,469	5,543	9,355	8,206
Corporate bonds	867	857	138	108	113	26	1,119	991
Financial institutions' bonds[1]	1,851	1,931	270	772	251	220	2,371	2,923
ABS portfolio	759	758	1,139	1,028	1,515	1,217	3,413	3,003
	6,220	6,258	34,792	29,116	48,231	48,177	89,242	83,551
Loan loss provisions			-16	-21	-19	-17	-34	-39
Debt securities portfolio	6,220	6,258	34,776	29,095	48,212	48,160	89,208	83,513
1In 2023 Central bank bonds have been included as a separate type of exposure. These bonds were previously included in Financial Institutions bonds. The prior period has been updated for consistency and comparability.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	37

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
5 Loans and advances to customers

Loans and advances to customers by type
in EUR million	30 June 2023	31 December 2022
Loans to public authorities	14,878	12,677
Residential mortgages	325,190	322,850
Other personal lending	35,232	36,180
Corporate Lending	276,556	279,169
	651,856	650,876

Loan loss provisions	-5,663	-5,984
	646,193	644,893
For details on loan loss provisioning, refer to ‘Risk management – Credit risk’ paragraph 'Loan loss provisioning'.
6 Investment in associates and joint ventures

Investments in associates and joint ventures
in EUR million	30 June 2023	31 December 2022
TMBThanachart Bank Public Company Limited	1,089	1,109
Other investments in associates and joint ventures	396	391
	1,485	1,500
TMBThanachart Bank Public Company Limited
ING Group has a 23% investment in TMBThanachart Bank Public Company Limited (hereafter: TTB), a bank listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and Medium Enterprise (SME), and Retail customers. TTB is accounted for as an investment in associate based on the size of ING shareholding and representation on the Board.
Other investments in associates and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and (non) financial technology funds or vehicles operating predominantly in Europe, and represents a number of associates and joint ventures that are individually not significant to ING Group.

Changes in Investments in associates and joint ventures
in EUR million	30 June 2023	31 December 2022
Opening balance as at 1 January	1,500	1,587
Additions	31	48
Revaluations	9	-8
Share of results	38	92
Dividends received	-39	-48
Disposals	-3	-10
Impairments	-5	-192
Exchange rate differences	-47	27
Other		4
Closing balance	1,485	1,500
Share of results from associates and joint ventures of EUR 38 million (31 December 2022: EUR 92 million) as included in the table above is mainly attributable to results of TTB of EUR 51 million (31 December 2022: EUR 81 million).
Impairment TTB
As per 30 June 2023 there were no triggers for additional impairments. Indicators that would support a potential reversal of previous impairment losses were not yet consistently observed during the first half of 2023.
7 Deposits from banks
Deposits from banks includes non-subordinated deposits and repurchase agreements from banks.

Deposits from banks by type
in EUR million	30 June 2023	31 December 2022
Non-interest bearing	760	400
Interest bearing	30,396	56,232
	31,156	56,632
Deposits from banks includes ING’s participation in the Targeted Longer-Term Refinancing Operations (TLTRO) of EUR 6.0 billion (31 December 2022: EUR : 36.0 billion). In the first six months of 2023, ING repaid EUR 30.0 billion of ING's TLTRO III participation.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	38

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
8 Customer deposits

Customer deposits
in EUR million	30 June 2023	31 December 2022
Savings accounts	353,020	321,034
Credit balances on customer accounts	261,085	283,417
Corporate deposits	60,997	36,011
Other	2,882	336
	677,984	640,799
Savings accounts relate to the balances on savings accounts, savings books, savings deposits, and time deposits of private individuals.
9 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
in EUR million	30 June 2023	31 December 2022
Trading liabilities	40,075	39,088
Non-trading derivatives	2,340	3,048
Designated at fair value through profit or loss	73,866	50,883
	116,281	93,019
10 Debt securities in issue
Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue does not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business.

Changes in debt securities in issue
in EUR million	30 June 2023	31 December 2022
Opening balance as at 1 January	95,918	91,784
Additions	45,645	92,707
Redemptions / Disposals	-21,543	-82,844
Amortisation	607	312
Other	206	39
Changes in unrealised revaluations	197	-7,658
Foreign exchange movement	-899	1,577
Closing balance	120,129	95,918
11 Subordinated loans
Subordinated loans issued by ING Groep N.V. include bonds issued to raise Tier 1 and Tier 2 (CRD IV eligible) capital for ING Bank N.V. Under IFRS, these securities are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise, for the most part, subordinated securities which are subordinated to all current and future liabilities of ING Bank N.V.

Changes in subordinated loans
in EUR million	30 June 2023	31 December 2022
Opening balance as at 1 January	15,786	16,715
Additions	2,225	983
Redemptions / Disposals	-2,127	-1,090
Amortisation	12	30
Other	-13	7
Changes in unrealised revaluations	12	-1,470
Foreign exchange movement	-134	611
Closing balance	15,761	15,786
In 2023 ING Groep N.V. issued; EUR 500 million 5.00% Fixed Rate Subordinated Tier 2 Notes, GBP 750 million 6.25% Fixed Rate Subordinated Tier 2 Notes and USD 1 billion 7.50% Perpetual AT1 Contingent Convertible Capital Securities.
ING Groep N.V. redeemed in March 2023 USD 1.25 billion 4.70% Fixed Subordinated Tier 2 notes and in April 2023 EUR 1 billion 3.00% Fixed Subordinated Tier 2 notes.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	39

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
12 Equity

Total equity
In EUR million	30 June 2023	31 December 2022
Share capital and share premium
- Share capital	36	37
- Share premium	17,116	17,116
	17,153	17,154

Other reserves
- Revaluation reserve: Equity securities at FVOCI	1,187	1,187
- Revaluation reserve: Debt instruments at FVOCI	-229	-341
- Revaluation reserve: Cash flow hedge	-2,893	-3,055
- Revaluation reserve: Credit liability	105	70
- Revaluation reserve: Property in own use	182	176
- Net defined benefit asset/liability remeasurement reserve	-275	-232
- Currency translation reserve	-2,601	-2,395
- Share of associates and joint ventures and other reserves	3,006	3,603
- Treasury shares	-150	-1,205
	-1,668	-2,192

Retained earnings	41,308	41,538

Shareholders’ equity (parent)	56,793	56,500
Non-controlling interests	721	504
Total equity	57,513	57,004
Cash flow hedge
ING mainly hedges floating rate lending with interest rate swaps. Due to a decrease in yield curves (long-term) the interest rate swaps had a positive revaluation of EUR 162 million in the 6 month period ended 30 June 2023 (2022: EUR -2,076 million), which is recognised in the cash flow hedge reserve.

Share of associates and joint ventures and other reserves
The share of associates and joint ventures and other reserve includes non-distributable profits from associates and joint ventures. Furthermore, the movement includes the utilisation of the statutory reserves of EUR 590 million which is released to Retained earnings.
Currency translation reserve
The decrease of Currency translation reserve of EUR -206 million in the 6 month period ended 30 June 2023 is related to several currencies including TRY (EUR -108 million including IAS 29 ‘Hyperinflation’ impact), USD (EUR -126 million), RUB (EUR -63 million) partly offset by PLN (EUR 130 million) and various other currencies (EUR -39 million in total).
Treasury shares
On 11 May 2023, ING announced a share buyback programme for EUR 1,500 million, commencing on 12 May 2023 and is expected to end no later than 18 October 2023. As per 30 June 2023 12 million shares were repurchased at an average price of EUR 12.02 per share and for a total consideration of EUR 146 million. On 31 March 2023 107 million shares, repurchased in 2022 for a total amount of EUR 1,201 million, were cancelled.
Retained earnings
In May 2023, ING paid a final dividend over 2022 of EUR 1,408 million (EUR 0.389 per share).

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	40

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
13 Net interest income

Net interest income
in EUR million	30 June 2023	30 June 2022		30 June 2023	30 June 2022
Interest income on loans	15,100	7,634	Interest expense on deposits from banks	966	110
Interest income on financial assets at fair value through OCI	455	184	Interest expense on customer deposits	4,168	673
Interest income on debt securities at amortised cost	411	248	Interest expense on debt securities in issue	1,732	652
Interest income on non-trading derivatives (hedge accounting)	4,586	1,631	Interest expense on subordinated loans	354	316
Negative interest on liabilities	9	758	Negative interest on assets	-2	249
Total interest income using effective interest rate method	20,561	10,455	Interest expense on non-trading derivatives (hedge accounting)	5,092	1,551
			Total interest expense using effective interest rate method	12,310	3,552
Interest income on financial assets at fair value through profit or loss	2,226	291
Interest income on non-trading derivatives (no hedge accounting)	2,487	1,045	Interest expense on financial liabilities at fair value through profit or loss	1,977	248
Interest income other	60	11	Interest expense on non-trading derivatives (no hedge accounting)	2,787	880
Total other interest income	4,773	1,347	Interest expense on lease liabilities	13	7
Total interest income	25,335	11,802	Interest expense other	46	33
			Total other interest expense	4,823	1,168
			Total interest expense	17,133	4,720

			Net interest income	8,202	7,082
Total net interest income amounts to EUR 8,202 million (30 June 2022: EUR 7,082 million). Net interest income was affected by reversing the hedge accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR 129 million (30 June 2022: EUR 202 million). The net increase, without the IAS 39 carve out impact, is EUR1,193 million. Net interest income increased compared to the first six months of 2022 which is a reflection of the changing interest rate environment which reprices faster on the asset side than the liability side of the balance sheet.
Due to the prevalent rates at 30 June 2022 negative interest on liabilities amounting to EUR 758 million included ECB funding rate benefit from the TLTRO III programme of EUR 315 million, while as at 30 June 2023 interest expense on deposits by banks includes interest paid under the TLTRO III programme of EUR 436 million.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	41

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
14 Net fee and commission income

Net fee and commission income
in EUR million	30 June 2023	30 June 2022
Fee and commission income
Payment Services	990	906
Securities business	314	376
Insurance and other broking	262	389
Portfolio management	311	303
Lending business	328	257
Financial guarantees and other commitments	229	250
Other	121	119
Total fee and commission income	2,554	2,600

Fee and commission expenses
Payment Services	329	291
Securities business	70	86
Distribution of products (Externally)	251	317
Other	97	85
Total fee and commission expenses	747	779

Net fee and commission income	1,807	1,822
All of ING’s fee and commission income and most of fee and commission expenses are in scope of IFRS 15 ‘Revenue from Contracts with Customers’. Reference is made to Note 19 'Segments' which includes net fee and commission income, as reported to the Executive Board and the Management Board Banking, disaggregated by line of business and by geographical segment.

15 Other net income

Other net income
in EUR million	30 June 2023	30 June 2022
Share of result associates and joint ventures	38	35
Impairment of associates and joint ventures	-5	-153
Net result derecognition of financial assets measured at amortised cost	11	-3
Net monetary gain or loss	-79	-250
Other	44	70
	10	-300
16 Other operating expenses

Other operating expenses
in EUR million	30 June 2023	30 June 2022
Regulatory costs	616	863
Audit and non-audit services	19	17
IT related expenses	429	402
Advertising and public relations	175	144
External advisory fees	142	129
Office expenses	150	139
Travel and accommodation expenses	59	39
Contributions and subscriptions	63	58
Postal charges	20	16
Depreciation of property and equipment	225	244
Amortisation of intangible assets	103	113
(Reversals of) impairments of property and equipment	5	7
(Reversals of) impairments of intangible assets		40
Addition to / (unused amounts reversed of) provision for reorganisations	46	125
Addition to / (unused amounts reversed of) other provisions	19	5
Other	304	366
	2,376	2,706
Regulatory costs
Regulatory costs represent contributions to the Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 30 June 2023, are

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	42

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements contributions to DGS of EUR 174 million (30 June 2022: EUR 304 million) mainly related to the Netherlands, Germany, Belgium, and Poland and contributions to the SRF and local resolution funds of EUR 250 million (30 June 2022: EUR 354 million). Local bank taxes decreased by EUR 13 million from EUR 205 million as per 30 June 2022 to EUR 192 million in the first six months of 2023.
In 2022, ING Bank Slaski, together with seven other Polish banks, has established an Institutional Protection Scheme (IPS). The fund can be used to ensure the liquidity and solvency of each of its participants, and to assist in the resolution of participating and non-participating banks. The contribution by ING amounts to EUR 92 million during the six months ended on 30 June 2022 and is recognized as regulatory costs (DGS).
17 Earnings per ordinary share

Earnings per ordinary share
			Weighted average number
			of ordinary shares outstanding
	Amount		during the period		Per ordinary share
	(in EUR million)		(in millions)		(in EUR)
	30 June 2023	30 June 2022	30 June 2023	30 June 2022	30 June 2023	30 June 2022
Basic earnings	3,206	7,745	3,617.0	3,765.3	0.89	2.06
Basic earnings from continuing operations	3,206	7,745			0.89	2.06

Effect of dilutive instruments:
Stock option and share plans			2.0	1.4
			2.0	1.4

Diluted earnings	3,206	7,745	3,619.0	3,766.7	0.89	2.06
Diluted earnings from continuing operations	3,206	7,745			0.89	2.06

18 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2021
- Interim dividend, paid in October 2021	0.21	820
- Final dividend declared[1]	0.41	1,548
Total dividend in respect of 2021	0.62	2,368
In respect of 2022
- Interim dividend, paid August 2022	0.17	636
- Final dividend, paid May 2023	0.389	1,408
Total dividend in respect of 2022	0.559	2,044
In respect of 2023
- Interim dividend declared	0.35	1,276
Total dividend in respect of 2023	0.35	1,276
1AGM declared the interim dividend of EUR 0.12 per ordinary share, paid in February 2021, as final dividend over 2020.
On 1 March 2023 ING announced a share buyback programme for a maximum total amount of EUR 50 million. The share buyback programme was completed on 2 March 2023 for a total consideration of EUR 42 million. The purpose of the share buyback programme was to meet obligations under the share-based compensation plans.
On 24 April 2023, the Annual General Meeting of shareholders ratified the total dividend of EUR 0.559 per ordinary share of which EUR 0.17 per share was paid as an interim cash dividend during August 2022 The final dividend of EUR 0.389 per ordinary share was paid entirely in cash.
On 11 May 2023, ING announced a share buyback programme for a maximum total amount of EUR 1.5 billion. The share buyback programme commences 12 May 2023 and is expected to end no later than 18 October 2023.
ING Groep N.V. is required to withhold tax of 15% on dividends paid.
Reference is made to Note 12 'Equity' for further information.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	43

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Additional notes to the Condensed consolidated interim financial statements
19 Segments
ING Group’s segments are based on the internal reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief Operating Decision Maker (CODM)) set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial plans in conformity with the strategy and performance targets set by the CODM.
Recognition and measurement of segment results are in line with the accounting policies as described in Note 1 'Basis of preparation and significant changes in the current reporting period'. The results for the period for each reportable segment are after intercompany and intersegment eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
The following table specifies the segments by line of business and main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business	Main source of income
Retail Netherlands (Retail Banking)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments, and the Real Estate Finance portfolio related to Dutch domestic mid-corporates. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.
Retail Belgium (Retail Banking)	Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
Retail Germany (Retail Banking)	Income from retail and private banking activities in Germany. The main products offered are current and savings accounts, mortgages and other customer lending.
Retail Other (Retail Banking)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.
Wholesale Banking	Income from wholesale banking activities. The main products are: lending, debt capital markets, working capital solutions, export finance, daily banking solutions, treasury and risk solutions, and corporate finance.

Specification of geographical split of the segments
Geographical split of the segments	Main countries
The Netherlands
Belgium	Including Luxembourg
Germany [1]
Other Challengers	Australia, France [2,3], Italy, Spain, Portugal
Growth Markets [4]	Poland, Romania, Türkiye, Philippines [2,3]
Wholesale Banking Rest of World [1,3]	UK, Americas, Asia and other countries in Central and Eastern Europe
Other	Corporate Line [4]
1 In the third quarter of 2022, Wholesale Banking in Austria transferred from Germany to Wholesale Banking Rest of World.
Comparatives have been adjusted.
2 In 2022, ING discontinued its retail activities in France and the Philippines.
3 As of 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of
World. Previously these financials were reported in Other Challengers and Growth Markets respectively. Comparatives have been adjusted.
4 In the first six months of 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from
Retail Banking Growth Markets to Other (Corporate Line). Comparatives have been adjusted.
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment. The Executive Board and the Management Board Banking consider this to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the segment businesses. IFRS-EU result includes the impact of applying the IFRS-EU ‘IAS 39 carve out’. The IFRS-EU ‘IAS 39 carve-out’ impact relates to fair value portfolio hedge accounting strategies for the mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-IASB. As no hedge accounting is applied to these mortgage and savings portfolios under IFRS-IASB, the fair value changes of the derivatives are not offset by fair value changes of the hedge items (mortgages and savings).
The segment reporting in the interim report on Form 6-K has been prepared in accordance with International Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) for consistency with the other financial information contained in this report. The difference between the accounting standards is reflected in the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium, Germany, Wholesale Banking Rest of World and Other Challengers.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	44

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Reference is made to Note 1 'Basis of preparation and significant changes in the current reporting period' for a reconciliation between IFRS-EU and IFRS-IASB. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a reflection of capital management activities and certain income and expenses that are not allocated to the banking businesses, and also includes our investments in Bank of Beijing and TTB (Asian stakes). Furthermore, the Corporate Line includes the isolated legacy costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. As from 2022, results in the Corporate Line are impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye.
The information presented in this note is in line with the information presented to the Executive Board of ING Group and Management Board Banking.
This note does not provide information on the types of products and services from which each reportable segment derives its revenues, as this is not reported internally and is therefore not readily available.

ING Group Interim financial report on form 6-K for the six month period ended 30 June 2023 - Unaudited	45

Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
6 month period
1 January to 30 June	2023					2022
in EUR million	Income	Expenses	Taxation	Non-controlling interests	Net result [1]	Income	Expenses	Taxation	Non-controlling interests	Net result[1]
Net result IFRS-IASB attributable to equity holder of the parent	10,555	5,946	1,303	100	3,206	17,876	6,871	3,180	80	7,745

EU 'IAS 39 carve out' impact [2]	770		230		540	-8,594		-2,456		-6,139
Result IFRS-EU [3]	11,325	5,946	1,533	100	3,746	9,282	6,871	724	80	1,606
1Net result, after tax and non-controlling interests.
2ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3IFRS-EU figures include the impact of applying the EU 'IAS 39 carve-out'.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

ING Group Total
6 month period	2023			2022
1 January to 30 June	ING Bank	Other	Total ING Group	ING Bank	Other	Total ING Group
in EUR million
Income
– Net interest income	8,021	52	8,073	6,884	-4	6,880
– Net fee and commission income	1,807		1,807	1,822		1,822
– Total investment and other income	1,440	5	1,445	576	4	580
Total income	11,268	58	11,325	9,282		9,282

Expenditure
– Operating expenses	5,692	4	5,696	5,678	5	5,682
– Addition to loan loss provisions	250		250	1,189		1,189
Total expenses	5,942	4	5,946	6,866	5	6,871

Result before taxation	5,326	53	5,379	2,416	-5	2,411
Taxation	1,519	14	1,533	726	-1	724
Non-controlling interests	100		100	80		80
Net result IFRS-EU	3,707	39	3,746	1,610	-4	1,606
Reversal of the EU 'IAS 39 carve out' impact	-540		-540	6,139		6,139
Net result IFRS-IASB	3,166	39	3,206	7,749	-4	7,745

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Segments by line of business
6 month period	2023							2022
1 January to 30 June
in EUR million	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other	Wholesale Banking	Corporate Line	Total	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other [1,2]	Wholesale Banking	Corporate Line [2]	Total
Income
– Net interest income	1,650	1,010	1,401	1,668	2,076	269	8,073	1,489	834	703	1,487	2,139	229	6,880
– Net fee and commission income	471	240	180	253	669	-6	1,807	433	258	249	279	605	-2	1,822
– Total investment and other income	410	80	-37	154	892	-54	1,445	222	117	102	100	519	-481	580
Total income	2,530	1,330	1,543	2,075	3,637	210	11,325	2,144	1,209	1,054	1,867	3,262	-253	9,282

Expenditure
– Operating expenses	1,053	959	605	1,215	1,630	233	5,696	1,015	1,022	595	1,265	1,524	262	5,682
– Addition to loan loss provisions	42	91	49	174	-105		250	-6	23	36	108	1,027		1,189
Total expenses	1,095	1,050	654	1,389	1,525	233	5,946	1,009	1,045	631	1,373	2,551	262	6,871

Result before taxation	1,435	280	889	686	2,112	-23	5,379	1,134	164	423	493	712	-516	2,411
Taxation	372	95	289	176	495	107	1,533	301	49	83	137	188	-34	724
Non-controlling interests	0	0	0	72	28	0	100	0	0	2	59	19	0	80
Net result IFRS-EU	1,063	185	601	438	1,589	-130	3,746	833	115	338	298	504	-482	1,606
Reversal of the EU 'IAS 39 carve out' impact					-540		-540					6,139		6,139
Net result IFRS-IASB	1,063	185	601	438	1,049	-130	3,206	833	115	338	298	6,643	-482	7,745
1 Retail Other includes Retail Banking in France and in the Philippines, but only up to and including 2022, after which ING discontinued its retail activities.
2 In the first six months of 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Other to Corporate Line. Comparatives have been adjusted.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Geographical split of the segments
6 month period	2023								2022
1 January to 30 June
in EUR million	Nether-lands	Belgium	Germany	Other Challengers	Growth markets	Wholesale Banking Rest of World	Other	Total	Nether-lands	Belgium	Germany [1]	Other Challengers [2,5]	Growth markets [3,4]	Wholesale Banking Rest of World [5]	Other [4]	Total

– Net interest income	2,077	1,343	1,667	1,061	922	734	268	8,073	1,887	1,017	939	816	945	1,051	224	6,880
– Net fee and commission income	617	364	206	151	185	289	-6	1,807	578	360	270	148	192	276	-2	1,822
– Total investment and other income	664	105	-40	16	273	479	-51	1,445	432	165	126	25	177	132	-476	580
Total income	3,359	1,813	1,832	1,228	1,380	1,502	211	11,325	2,898	1,542	1,334	990	1,313	1,459	-253	9,282

Expenditure
– Operating expenses	1,502	1,134	702	658	722	743	234	5,696	1,446	1,185	684	651	768	686	262	5,682
– Addition to loan loss provisions	-21	91	-39	98	111	11		250	127	155	438	23	108	337		1,189
Total expenses	1,481	1,225	662	755	834	755	234	5,946	1,573	1,340	1,122	674	876	1,023	262	6,871

Result before taxation	1,878	588	1,170	472	546	748	-23	5,379	1,324	201	212	316	438	436	-516	2,411
Retail Banking	1,435	280	889	334	351			3,290	1,134	164	423	183	311			2,215
Wholesale Banking	442	308	280	138	195	748	1	2,112	190	37	-211	133	127	436		712
Corporate Line							-23	-23							-516	-516
Result before taxation	1,878	588	1,170	472	546	748	-23	5,379	1,324	201	212	316	438	436	-516	2,411
Taxation	453	179	381	123	115	188	94	1,533	346	58	72	97	112	90	-51	724
Non-controlling interests					100			100			2		78			80
Net result IFRS-EU	1,425	408	789	350	331	560	-117	3,746	978	143	138	218	248	346	-465	1,606
Reversal of the EU 'IAS 39 carve out' impact	-65	-113	-350	-2		-12		-540	2,477	814	2,668	8		171		6,139
Net result IFRS-IASB	1,360	296	439	348	331	548	-117	3,206	3,455	957	2,806	226	248	517	-465	7,745
1 In the third quarter of 2022, Wholesale Banking in Austria transferred from Germany to Wholesale Banking Rest of World. Comparatives have been adjusted.
2 Including Retail Banking in France, but only up to and including 4Q2022, after which ING discontinued its retail activities.
3 Including Retail Banking in the Philippines, but only up to and including 4Q2022, after which ING discontinued its retail activities.
4 In the first six months of 2023, there was a change in the governance over the Asian stakes, which resulted in their transfer from Retail Banking Growth Markets to Other (Corporate Line). Comparatives have been adjusted.
5 As of 2023, Wholesale Banking in France as well as Wholesale Banking in the Philippines are recorded in Wholesale Banking Rest of World. Previously these financials were reported in Other Challengers and Growth Markets respectively. Comparatives have been adjusted.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
20 Fair value of assets and liabilities
Valuation Methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.
In the first six months of 2023, the financial markets witnessed the collapse of some US banks and further increasing interest rates. The European Central Bank raised interest rates by another 25 basis points to tame inflation. Nevertheless, as per the end of June interest rates for longer tenors, in contrast of short tenors, slightly decreased. These main factors drive the market-to-market movements across different asset classes and spread movement through the year.
Overall financial assets and liabilities, including Level 3, continued to be valued using agreed methodologies and ING continued to limit the unobservable input to arrive at the most appropriate Fair Market value.
A comprehensive description of ING’s valuation methods and framework is reported in Note 38 ‘Fair value of assets and liabilities’ of the 2022 Form 20-F. This chapter of the Interim financial report should be read in conjunction with the 2022 Form 20-F.
Valuation Control framework
The valuation control framework covers the product approval process (PARP), pricing, market data assessment and independent price verification (IPV), valuation adjustments, model use, fair value hierarchy and day one profit or loss. Valuation processes are governed by various governance bodies, including Local Parameter Committees, Global Valuation and Impairment Committee, Market Data Committee and Valuation Model Committee. All relevant committees meet on a regular basis (monthly/quarterly), where agenda covers the aforementioned valuation controls.
The Global Valuation and Impairment Committee is responsible for the oversight and the approval of the outcome of impairments (other than loan loss provisions) and valuation processes. It oversees the quality and coherence of valuation methodologies and performance. The Valuation Model Committee is responsible for the approval of all valuation models used for the Fair valuation (IFRS) and Prudent Valuation (CRR) of positions measured at fair value. The Local Parameter Committee discusses the valuation results and monitors the performance of the valuation activities carried out on local or regional level. The Market Data Committee is responsible for the approval of the market data used in valuation.
Valuation Adjustments
Valuation adjustments are an integral part of the fair value. They are the adjustments to the output from a valuation technique in order to appropriately determine a fair value in accordance with IFRS 13. ING considers various fair value adjustments including Bid-Offer adjustments, Model Risk adjustments, Bilateral Valuation Adjustments (BVA, consisting of Credit Valuation Adjustments or CVA, and Debit valuation Adjustments or DVA), Collateral Valuation Adjustment (CollVA) and Funding Valuation Adjustment (FVA).
For financial instruments where the fair value at initial recognition is based on one or more significant unobservable inputs, a difference between the transaction price and the fair value resulting from the internal valuation process can occur. Such difference is referred to as Day One Profit or Day One Loss (DOP). ING defers material Day One Profit or Loss of instruments with significant unobservable valuation inputs, which are the financial instruments classified as Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified as Level 3. The Day One Profit or Loss is amortised over the life of the instrument, or until the significant unobservable inputs become observable, or until the significant unobservable inputs become non-significant. Both the impact on the profit and loss and the Day One Profit or Loss reserve is disclosed in the below table.
The following table presents the models reserves for financial assets and liabilities.

Valuation adjustment reserves on financial assets and liabilities
in EUR million	30 June 2023	31 December 2022
Deferred Day One Profit or Loss	-114	-108
Own credit adjustments	110	75
Bid/Offer	-166	-216
Model Risk	-9	-13
CVA	-155	-192
DVA	83	99
CollVA	-6	-8
FVA	-64	-78
Total Valuation Adjustments	-319	-441

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Financial instruments at fair value
The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Financial Assets
Financial assets at fair value through profit or loss
- Equity securities	13,598	11,783	3	2	172	156	13,772	11,941
- Debt securities	3,282	1,636	5,445	5,361	4,319	3,450	13,045	10,447
- Derivatives	0	22	30,441	34,229	536	483	30,978	34,734
- Loans and receivables	1	0	80,853	54,097	3,334	2,547	84,188	56,644
	16,881	13,441	116,742	93,690	8,360	6,635	141,983	113,766
Financial assets at fair value through other comprehensive income
- Equity securities	1,651	1,639	0	0	237	247	1,888	1,887
- Debt securities	32,292	25,644	2,484	3,451	0	0	34,776	29,095
- Loans and receivables	0	0	0	0	727	643	727	643
	33,943	27,284	2,484	3,451	964	891	37,391	31,625
Financial liabilities
Financial liabilities at fair value through profit or loss
– Debt securities	1,033	822	7,191	5,743	35	53	8,259	6,619
– Deposits	0	0	74,404	50,257	0	0	74,404	50,257
– Trading securities	4,079	1,952	182	273	0	1	4,261	2,226
– Derivatives	46	40	28,597	33,200	715	678	29,358	33,917
	5,157	2,814	110,375	89,473	750	732	116,281	93,019
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Equity securities
Instrument description: Equity securities include stocks and shares, corporate investments and private equity investments.
Valuation: If available, the fair values of publicly traded equity securities and private equity securities are based on quoted market prices. In absence of active markets, fair values are estimated by analysing the investee’s financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity securities best market practice will be applied using the most relevant valuation method. All non-listed equity investments, including investments in private equity funds, are subject to a standard review framework which ensures that valuations reflect the fair values.
Fair value hierarchy: The majority of equity securities are publicly traded and quoted prices are readily and regularly available. Hence, these securities are classified as Level 1. Equity securities which are not traded in active markets mainly include corporate investments, fund investments and other equity securities and are classified as Level 3.
Debt securities
Instrument description: Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).
Valuation: Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Fair value hierarchy: Government bonds and financial institutions bonds are generally traded in active markets, where quoted prices are readily and regularly available and are hence, classified as Level 1. The remaining positions are classified as Level 2 or Level 3. Asset backed securities for which no active market is available and a wide discrepancy in quoted prices exists, are classified as Level 3.
Derivatives
Instrument description: Derivatives contracts can either be exchange-traded or over the counter (OTC). Derivatives include interest rate derivatives, FX derivatives, Credit derivatives, Equity derivatives and commodity derivatives.
Valuation: The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and are classified as Level 1 of the fair value hierarchy. For instruments that are not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques. The valuation techniques and inputs depend on the type of derivatives and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows, option pricing models and Monte Carlo simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data where possible. Certain inputs may not be observable in the market, but can be determined from observable prices via valuation model calibration

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements procedures. These inputs include prices available from exchanges, dealers, brokers or providers of pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices, and foreign currency exchange rates and reference is made to quoted prices, recently executed trades, independent market quotes and consensus data, where available.
For uncollateralised OTC derivatives, ING applies Credit Valuation Adjustment to correctly reflect the counterparty credit risk in the valuation and Debit Valuation Adjustments to reflect the credit risk of ING for its counterparty. In addition, for these derivatives ING applies Funding Valuation Adjustment. See sections CVA/DVA and FVA in section Valuation Adjustments for more details regarding the calculation.
Fair value hierarchy: The majority of the derivatives are priced using observable inputs and are classified as Level 2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.
Loans and receivables
Instrument description: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables carried at fair value includes trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans, loans expected to be sold and receivables with regards to reverse repurchase transactions.
Valuation: The fair value of loans and receivables is generally estimated by discounting expected future cash flows using a discount rate that reflects credit risk, liquidity, and other current market conditions. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Fair value hierarchy: Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available, are classified as Level 3.
Financial liabilities at fair value through profit and loss
Instrument description: Financial liabilities at fair value through profit and loss include debt securities, debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option. Besides that, it includes derivative contracts and repurchase agreements.
Valuation: The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments.
Fair value hierarchy: The majority of the derivatives and debt instruments are classified as Level 2. Derivatives and debt instruments for which the input cannot be derived from observable market data are classified as Level 3.
Transfers between Level 1 and 2
As a consequence of change in observable inputs, ING recorded an EUR 0.5 billion transfer from Level 2 to Level 1 in debt securities measured at fair value through other comprehensive income. No significant transfers from Level 1 to Level 2 were recorded in the reporting period 2023
Level 3: Valuation techniques and inputs used
Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as (ii) quoted prices which have been adjusted to reflect that the market was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Valuation techniques that incorporate unobservable inputs are sensitive to the inputs used.
Of the total amount of financial assets classified as Level 3 as at 30 June 2023 of EUR 9.3 billion (31 December 2022: EUR 7.5 billion), an amount of EUR 2.7 billion (29.2%) (31 December 2022: EUR 2.2 billion, being 29.2%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets includes approximately EUR 4.8 billion (31 December 2022: EUR 4.2 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR 1.8 billion (31 December 2022: EUR 1.1 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at 30 June 2023 of EUR 0.7 billion (31 December 2022: EUR 0.7 billion), an amount of EUR 0.03 billion (4.1%) (31 December 2022: EUR 0.02 billion, being 2.5%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes approximately EUR 0.6 billion (31 December 2022: EUR 0.6 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR 0.1 billion (31 December 2022: EUR 0.1 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section Sensitivity analysis of unobservable inputs (Level 3).

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
In EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022			30 June 2023	31 December 2022	30 June 2023	31 December 2022
At fair value through profit or loss
Debt securities	4,319	3,447	0	1	Price based	Price (%)	0%	0%	129%	125%
						Price (price per share)	97	208	221	208
					Present value techniques	Credit spread (bps)	100	60	100	100
						Price (%)		97%		100%
Equity securities	172	156			Price based	Price (price per share)	0	0	5,475	5,457
Loans and advances	1,815	1,485			Price based	Price (%)	0%	0%	110%	100%
					Present value techniques	Credit spread (bps)	3	2	12	12
(Reverse) repo's	1,515	1,062			Present value techniques	Interest rate (%)	4%	3%	6%	5%
Structured notes	3	3	35	53	Price based	Price (%)	85%	84%	105%	107%
					Option pricing model	Equity volatility (%)	10%	13%	23%	42%
						Equity/Equity correlation	0.7	0.5	0.9	1.0
						Equity/FX correlation	-0.4	-0.4	0.6	0.6
						Dividend yield (%)	0%	0%	5%	8%
					Present value techniques	Credit spreads (bps)	99	96	101	96
Derivatives
– Rates	453	431	482	476	Option pricing model	Interest rate volatility (bps)	48	49	158	148
					Present value techniques	Reset spread (%)	0%	0%	0%	1%
						Interest rate (%)		2%		2%
						Prepayment rate (%)	5%	5%	12%	13%
– FX	5	5	5	4	Present value techniques	FX volatility (%)
					Option pricing model	Implied volatility (%)	4%	6%	39%	20%
– Credit	41	13	199	175	Present value techniques	Credit spread (bps)	5	5	209	623
					Price based	Price (%)	0%	0%	100%	100%
– Equity	25	33	25	22	Option pricing model	Equity volatility (%)	0%	0%	98%	77%
						Equity/Equity correlation	0.5	0.5	0.9	0.9
						Equity/FX correlation	-0.2	-0.5	0.1	0.1
						Dividend yield (%)	0%	1%	18%	14%
					Price based	Price (%)	0%		21%
– Other	12	1	4		Option pricing model	Commodity volatility (%)	0%	0%	50%	63%
At fair value through other comprehensive income
– Loans and advances	727	643			Present value techniques	Prepayment rate (%)	6%	6%	6%	6%
					Price based	Price (%)	66%	67%	106%	99%
– Equity	237	247			Present value techniques	Credit spread (bps)	6.0	6.7	6.0	6.7
						Interest rate (%)	4%	4%	4%	4%
					Price based	Price (%)	122%		122%
					Price based	Other (EUR)	70	70	90	90
Total	9,324	7,526	750	732

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Level 3: Changes during the period

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily at FVPL		Financial assets designated at FVPL		Financial assets at FVOCI		Total

In EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Opening balance as at 1 January	873	822	421	1	1,849	1,862	3,492	2,480	891	1,063	7,526	6,228
Realised gain/loss recognised in the statement of profit or loss during the period [1]	27	53	26	52	-50	-57	-133	122	0	8	-130	178
Revaluation recognised in other comprehensive income during the period [2]	0	0	0	0	0	0	0	0	23	-84	23	-84
Purchase of assets	576	694	64	15	1,028	1,586	163	772	138	221	1,968	3,288
Sale of assets	-221	-49	-54	-4	-508	-669	0	-191	-73	-275	-856	-1,187
Maturity/settlement	-69	-511	-1	-2	-213	-617	0	0	-10	-59	-293	-1,188
Reclassifications	0	0	0	0	726	-18	0	0	0	10	726	-8
Transfers into Level 3	746	288	0	474	328	605	16	322	1	-43	1,091	1,646
Transfers out of Level 3	-415	-442	0	-115	-266	-856	0	0	0	0	-681	-1,414
Exchange rate differences	-31	18	0	0	-2	14	-11	-12	-6	49	-50	68
Changes in the composition of the group and other changes	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	1,486	873	455	421	2,891	1,849	3,527	3,492	964	891	9,324	7,526
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts includes EUR 128 million (2022: EUR -171 million) of unrealised gains and losses recognised in the statement of profit or loss.
2Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2023, the transfers into Level 3 of trading assets are as a result of the valuation being significantly impacted by unobservable inputs. Transfers out of Level 3 relate mostly to bonds and derivative instruments due to the valuation not being significantly impacted by unobservable inputs
In 2023, the transfers into Level 3 of financial assets mandatorily at fair value mainly relate to a portfolio of securitization loans and a syndication deal of which valuation is being impacted by unobservable inputs. Transfers out of Level 3 relate to two syndicated deals due to the unobservable parameters were insignificant.
In 2023 the reclassification to financial assets mandatorily measured at fair value through profit relates mainly to the portfolio of loans with death waivers which was previously classified as financial assets measured at amortised.
In 2022, the transfers into Level 3 mainly consisted of (non) trading derivatives that were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs. Furthermore, it relates to debt obligations of which the valuation is being significantly impacted by unobservable inputs.
In 2022, following the enhancement of the significance assessment, transfers into and out of Level 3 of financial assets mandatorily at fair value mainly relate to a portfolio of securitization loans. Furthermore, transfers out of Level 3 relate to two syndicated deals due to the unobservable parameters were insignificant.
In 2022, transfers into Level 3 financial assets designated at fair value relate to government bonds of which the valuation being significantly impacted by unobservable inputs.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at fair value through profit or loss		Total

in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Opening balance as at 1 January	229	160	449	35	54	135	732	330
Realised gain/loss recognised in the statement of profit or loss during the period[1]	16	131	27	59	-1	-10	42	179
Additions	24	124	59	16	3	13	85	153
Redemptions	-32	-38	-52	0	0	-13	-84	-51
Maturity/settlement	-11	-282	-1	-7	-1	-71	-12	-360
Transfers into Level 3	27	254	0	368	27	88	54	710
Transfers out of Level 3	-18	-117	0	-21	-48	-88	-66	-226
Exchange rate differences	0	-3	0	0	0	0	0	-3
Closing balance	233	229	482	449	34	54	750	732
1Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 42 million (31 December 2022: EUR 179 million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2023, the transfers into Level 3 mainly consist of trading liabilities and financial liabilities designated at fair value as a result of the valuation being impacted by unobservable inputs.
In 2022, the transfers into Level 3 mainly consisted of non-trading derivatives that were transferred to Level 3 as a result of the valuation being significantly impacted by unobservable inputs.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the valuation methodology used for fair valued financial instruments.
In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs, the actual valuation adjustments may also reflect the benefits of portfolio offsets.
This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.
The valuation uncertainty in the table below is broken down by related risk class rather than by product. The possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation is as follows:

Sensitivity analysis of Level 3 instruments
	Positive fair value movements from using reasonable possible alternatives		Negative fair value movements from using reasonable possible alternatives
in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Equity (equity derivatives, structured notes)	16	12	-8	-6
Interest rates (Rates derivatives, FX derivatives)	6	22	0	-14
Credit (Debt securities, Loans, structured notes, credit derivatives)	52	32	-44	-28
Loans and advances	2		-11	-32
	77	65	-63	-80
Financial instruments not measured at fair value
The following table presents the estimated fair values of the financial instruments not measured at fair value in the statement of financial position.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements

Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
	Carrying Amount		Carrying amount presented as fair value[1]		Level 1		Level 2		Level 3		Total fair value
in EUR million	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022	30 June 2023	31 December 2022
Financial Assets
Loans and advances to banks	32,905	35,104	2,954	2,859	10		27,404	29,459	2,630	2,786	32,998	35,104
Loans and advances to customers	646,193	644,893	21,013	19,095			13,181	15,264	579,515	575,805	613,709	610,164
Securities at amortised cost	48,212	48,160			40,625	39,787	2,853	3,160	1,531	1,406	45,009	44,353
	727,311	728,157	23,967	21,954	40,636	39,788	43,438	47,883	583,676	579,996	691,716	689,621

Financial liabilities
Deposits from banks	31,156	56,632	5,090	3,696			21,137	48,524	3,817	3,954	30,043	56,174
Customer deposits	677,984	640,799	596,601	589,851			59,898	35,123	20,835	15,331	677,334	640,306
Debt securities in issue	120,129	95,918			56,452	43,352	39,863	35,642	24,411	17,796	120,726	96,790
Subordinated loans	15,761	15,786			11,308	7,843	4,059	7,705			15,368	15,548
	845,030	809,135	601,691	593,547	67,761	51,194	124,957	126,995	49,063	37,082	843,471	808,818
1 In accordance with IFRS and for the purpose of this disclosure, the carrying amount of financial instruments with an immediate on demand feature is presented as fair value.
The aggregation of the fair values presented above does not represent, and should not be construed as representing, the underlying value of ING Group. These fair values were calculated for disclosure purposes only. The carrying amount of financial instruments presented in the above table includes, when applicable, the fair value hedge adjustment, this explains why (for these cases) the carrying amount approximates fair value.
Loans and advances to banks
For short term receivables from banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term receivables from banks is estimated by discounting expected future cash flows using a discount rate based on specific available market data, such as interest rates and appropriate spreads that reflects current credit risk or quoted bonds.
Loans and advances to customers
For short term loans carrying amounts represent a reasonable estimate of the fair value. The fair value of long term loans is estimated by discounting expected future cash flows using a discount rate that reflects current credit risk, current interest rates, and other current market conditions where applicable. The fair value of mortgage loans is estimated by taking into account prepayment behaviour. Loans with similar characteristics are aggregated for calculation purposes.
Securities at amortised cost
Where available, fair values for debt securities are generally based on quoted market prices. Quoted market prices are obtained from an exchange market, dealer, broker, industry group, pricing service, or regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market inputs, which includes consensus prices obtained from one or more pricing services. Furthermore, fair values are determined by valuation techniques discounting expected future cash flows using market interest rate curves, referenced credit spreads, maturity of the investment, and estimated prepayment rates where applicable.
Deposits from banks
For short term payables to banks carrying amounts represent a reasonable estimate of the fair value. The fair value of long term payables to banks is estimated by discounting expected future cash flows using a discount rate based on available market interest rates and appropriate spreads that reflects ING’s own credit risk.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Customer deposits
In the current interest rate environment there is embedded value in our on-demand deposits, therefore providing a natural hedge against the impact from rising rates on financial assets. However, for the purpose of this disclosure and in accordance with IFRS, the carrying amounts of deposits with an immediate on demand feature is presented as fair value.
The fair value of deposits with fixed contractual terms has been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Debt securities in issue
The fair value of debt securities in issue is generally based on quoted market prices, or if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.
Subordinated loans
The fair value of publicly traded subordinated loans are based on quoted market prices when available. Where no quoted market prices are available, fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.
21 Legal proceedings
ING Group and its consolidated subsidiaries are involved in governmental, regulatory, arbitration and legal proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and their position as employers and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory, arbitration and legal proceedings and investigations, ING is of the opinion that some of the proceedings and investigations set out below may have or have in the recent past had a significant effect on the financial position, profitability or reputation of the ING and/or the ING and its consolidated subsidiaries.
Settlement agreement: On 4 September 2018, ING announced that it had entered into a settlement agreement with the Dutch Public Prosecution Service relating to previously disclosed investigations regarding various requirements for client on-boarding and the prevention of money laundering and corrupt practices. Following the entry into the settlement agreement, ING has experienced heightened scrutiny from authorities in various countries. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement. Certain parties filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor’s decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020, the Court of Appeal issued its final ruling. In this ruling the prosecutors' decision to enter into the settlement agreement with ING was upheld, making the settlement final. However, in a separate ruling, the Court ordered the prosecution of ING’s former CEO.
Findings regarding AML processes: As previously disclosed, after its September 2018 settlement with Dutch authorities concerning anti-money laundering matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. ING intends to continue to work in close cooperation with authorities as it seeks to improve its management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.
In January 2022, a Luxembourg investigating judge informed ING Luxembourg that he intends to instruct the relevant prosecutor to prepare a criminal indictment regarding alleged shortcomings in AML process at ING Luxembourg. Although this matter remains at an early procedural stage and it is currently not possible to determine how this matter will be resolved or the timing of any such resolution, ING does not expect a financial outcome of this matter to have a material effect.
ING's subsidiary Payvision is the subject of a criminal investigation by Dutch authorities regarding money laundering and various requirements of the Dutch act on Anti-Money Laundering and Counter Terrorist Financing, focusing on the period from 1 January 2015 up to and including April 2020. Payvision is cooperating with such ongoing investigation. In October 2021, the phasing out of Payvision was announced. The phasing out of activities and the transfer of customers to a new service provider were completed in 2022. At the request of Payvision, its license has been withdrawn. It is currently not feasible to determine how the ongoing investigation may be resolved or the timing of any such resolution, nor to estimate reliably the possible timing, scope or amounts of any resulting fines, penalties and/or other outcome.
ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which includes enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.
Tax cases: Because of the geographic spread of its business, ING may be subject to tax audits, investigations and procedures in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits, investigations and procedures is uncertain and may result in liabilities which are materially different from the amounts recognised.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Litigation regarding products of a former subsidiary in Mexico: Proceedings in which ING is involved include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico.
SIBOR – SOR litigation: In July 2016, investors in derivatives tied to the Singapore Interbank Offer Rate (“SIBOR”) filed a U.S. class action complaint in the New York District Court alleging that several banks, including ING, conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer Rate (“SOR”). The lawsuit refers to investigations by the Monetary Authority of Singapore (“MAS”) and other regulators, including the U.S. Commodity Futures Trading Commission (“CFTC”), in relation to rigging prices of SIBOR- and SOR based derivatives. In October 2018, the New York District Court issued a decision dismissing all claims against ING Group and ING Capital Markets LLC, but leaving ING Bank, together with several other banks, in the case, and directing plaintiffs to file an amended complaint consistent with the Court's rulings. In October 2018, plaintiffs filed such amended complaint, which asserts claims against a number of defendants but none against ING Bank (or any other ING entity), effectively dismissing ING Bank from the case. In December 2018, plaintiffs sought permission from the Court to file a further amended complaint that names ING Bank as a defendant. In July 2019, the New York District Court granted the defendants’ motion to dismiss and denied leave to further amend the complaint, effectively dismissing all remaining claims against ING Bank. In March 2021, the Second Circuit court vacated the District Court’s ruling. The case was remanded to the District Court to reconsider the amended complaint that would add ING Bank N.V. back to the case. In April 2021, the defendants filed a petition for rehearing with the Second Circuit court. In May 2021, the Second Circuit court denied the defendants’ petition. In March 2022, plaintiffs and ING executed a formal class settlement agreement. On 29 November 2022, the Court entered its final judgement, approving ING’s settlement (and those of all other defendants) with plaintiffs. The case is now closed.
Claims regarding accounts with predecessors of ING Bank Türkiye: ING Bank Türkiye has received numerous claims from (former) customers of legal predecessors of ING Bank Türkiye. The claims are based on offshore accounts held with these banks, which banks were seized by the Savings Deposit Insurance Fund (“SDIF”) prior to the acquisition of ING Bank Türkiye in 2007 from OYAK. Pursuant to the acquisition contract, ING can claim compensation from SDIF if a court orders ING to pay amounts to the offshore account holders. SDIF has made payments to ING pursuant to such compensation requests, but filed various lawsuits to receive those amounts back. These lawsuits are ongoing. In April 2022 the Turkish Supreme Court decided that the prescription period for the offshore account holders’ compensation claims starts on the transfer date of the account holders to the offshore accounts. The exact impact of this decision on the ongoing cases is not clear yet. At this moment it is not possible to assess the outcome of these procedures nor to provide an estimate of the (potential) financial effect of these claims.
Interest rate derivatives claims: In the past a uniform recovery framework for Dutch SME clients with interest rate derivatives was established by a committee of independent experts appointed by the Dutch Ministry of Finance. In the context of this recovery framework most claims have been settled, however ING still is involved in several legal proceedings in the Netherlands with respect to interest rate derivatives that were sold to clients in connection with floating interest rate loans in order to hedge the interest rate risk of the loans. These proceedings are based on several legal grounds, depending on the facts and circumstances of each specific case, inter alia alleged breach of duty of care, insufficient information provided to the clients on the product and its risks and other elements related to the interest rate derivatives that were sold to clients. In some cases, the court has ruled in favour of the claimants and awarded damages, annulled the interest rate derivative or ordered repayment of certain amounts to the claimants.
Interest surcharges claims: ING received complaints and was involved in litigation with certain individuals in the Netherlands regarding increases in interest surcharges with respect to several credit products, including but not limited to commercial property. ING has reviewed the relevant product portfolio. The provision previously taken has been reversed for certain of these complaints. All claims are dealt with individually. Thus far, the courts have ruled in favour of ING in each case, ruling that ING was allowed to increase the interest surcharge based upon the essential obligations in the contract. In a relevant case the Dutch Supreme Court ruled in favor of another Dutch bank, addressing the question whether or not a bank is allowed to increase interest surcharges unilaterally. The Supreme Court ruled affirmative and referred the case to the Court of Appeal in The Hague. The Court of Appeal also ruled in favour of the Dutch bank in October 2022. ING will continue to deal with all claims individually.
Mortgage expenses claims: ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated with the formalisation of mortgages. In most court proceedings in first instance the expense clause of the relevant mortgage contract has been declared null and ING Spain has been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the European Court of Justice have issued rulings setting out which party should bear notary, registration, agency, and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force, should be borne by the bank. Media attention for the statute of limitations applicable to the right to claim reimbursement of costs resulted in an increased number of claims at the beginning of 2021. In June 2021, the Supreme Court published a press release informing of its decision to ask the European Court of Justice for a preliminary ruling regarding the criteria that should be applied to determine the date from which the action for claiming the reimbursement of mortgage expenses is considered to be expired. ING Spain has also been included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for compensation based on the first instance ruling, as the claimant association intended. This last decision is not yet final, as it has been appealed in the Supreme Court. A provision has been established in the past and has been adjusted where appropriate.
Imtech claim: In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders Action Group B.V. on behalf of certain (former) shareholders of Imtech N.V. (“Imtech”).

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Furthermore, in March 2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders (Vereniging van Effectenbezitters, “VEB”). In June 2022, VEB reiterated and further substantiated its claim in a letter to ING. Each of the claimants allege inter alia that shareholders were misled by the prospectus of the rights issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors in Imtech would have suffered. ING Bank responded to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. ING (and the other underwriting banks) received a tolling letter (stuitingsbrief) from Stichting Imtechclaim.nl, Imtech Shareholders Action Group B.V. and individual shareholders in December 2022, in connection with the allegations made in their original claim letter of January 2018. In September 2018, the trustees in the bankruptcy of Imtech claimed from various financing parties, including ING, payment of what the security agent has collected following bankruptcy or intends to collect, repayment of all that was repaid to the financing parties, as well as compensation for the repayment of the bridge financing. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the (potential) effect of these claims.
Claims regarding mortgage loans in Swiss franc in Poland: ING Poland is a defendant in several lawsuits with retail customers who took out mortgage loans indexed to the Swiss franc. Such customers have alleged that the mortgage loan contract contains abusive clauses. One element that the court is expected to consider in determining whether such contracts contain abusive clauses is whether the rules to determine the exchange rate used for the conversion of the loan from Polish zloty to Swiss franc are unambiguous and verifiable. In December 2020, the Polish Financial Supervision Authority (PFSA) proposed that lenders offer borrowers voluntary out-of-court settlements on foreign-currency mortgage disputes, with mortgages indexed to Swiss franc serving as a reference point. In February 2021, ING Poland announced its support for this initiative and in October 2021 began offering the settlements to the borrowers following the PFSA’s proposal. The Polish Supreme Court was expected to provide further clarity on this topic in a ruling scheduled for November 2021, however the court’s session on this matter was postponed and the date of the next session has not yet been announced. In October 2022, a hearing of the European Court of Justice (CJEU) was held inter alia on the question whether, after cancellation of a contract regarding a Swiss franc loan by a court, banks may still charge interests for the amount borrowed under such loan prior to cancellation.
On 15 June 2023, the CJEU issued a ruling. It ruled that under EU law when a loan agreement indexed to the Swiss franc is declared null and void, banks cannot claim any remuneration (i.e. interest) for the duration the principal amount was available to the customer. The customer, however, may assert claims against banks in addition to reimbursement of interest and instalments previously paid to the bank. ING has recorded a portfolio provision.
Certain Consumer Credit Products: In October 2021, ING announced that it would offer compensation to certain of its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates that allegedly did not sufficiently follow market rates. This announcement was made in response to a number of rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING currently expects that any such compensation will be paid before the end of 2022. ING has recognized a provision of EUR 180 million in 2021 for compensation and costs in connection with this matter. On 22 December 2021, ING announced that it reached an agreement with the Dutch Consumers’ Association (Consumentenbond) on the compensation methodology for revolving credits. Based on a Kifid ruling regarding similar products, ING has amended its previously announced compensation scheme by also compensating interest on interest. In the third quarter of 2022, ING increased its provision for this matter by EUR 75 million. In the fourth quarter of 2022, ING and the Dutch Consumers’ Association reached an agreement on the compensation of customers who have had an overdraft or a revolving credit card with a variable interest rate. ING has started compensating such customers in line with Kifid rulings about revolving credits including ‘interest-on-interest’-effect in these particular cases.
22 Capital management
ING manages capital using the IFRS-EU equity position as a basis. ING Group’s Common Equity Tier 1 capital (CET1) ratio increased to 14.9% as at 30 June 2023 (31 December 2022: 14.5%), mainly driven by higher net profits and a decrease in risk-weighted assets due to model impacts and improvements in book quality.
ING’s CET1 target level is around 12.5%. This target level is comfortably above the prevailing Maximum Distributable Amount (MDA) level of 10.93%, implying a management buffer of ~160 basis points.
Distribution
ING has reserved EUR 1,914 million of the net profit of the six month period ended 30 June 2023 for distribution outside of CET1 capital, reflecting our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit (which is defined as net profit adjusted for significant items not linked to the normal course of business) in over the first six months of 2023 is EUR 3,828 million, which includes a positive P&L adjustment of EUR 82 million related to hyperinflation accounting on Türkiye.
Following our distribution policy of a 50% pay-out ratio on resilient net profit, a final cash dividend over 2022 of EUR 0.389 per share was paid on 5 May 2023. An interim dividend over the first six months of 2023 of EUR 0.35 per share will be paid on 14 August 2023 (representing ~1/3 of resilient net profit over the first six months of 2023).
On 2 March 2023, ING announced that it had completed a share buyback programme of EUR 42 million for the purpose of meeting obligations under the employee share-based compensation plans. The buyback programme had negligible impact on ING's CET1 ratio.
On 11 May 2023, ING announced a next step to converge the CET1 ratio towards the CET1 target level by distributing a maximum total amount of EUR 1,500 million. The share buyback programme commenced on 12 May 2023 and is expected to end no later than 18 October 2023.

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Contents	Interim report	Risk management	Condensed consolidated interim financial statements	Notes to the Condensed consolidated interim financial statements	Additional notes to the Condensed consolidated interim financial statements
Ratings
The ratings and outlook from S&P, Moody’s and Fitch remained unchanged in the first six months of 2023.
23 Subsequent events
There are no subsequent events to report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date: August 2, 2023
By: /s/T. Phutrakul
T. Phutrakul
Chief Financial Officer

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